Beacon Roofing Supply, Inc.

ANNUAL REPORT 2013



The EXPERIENCE You Want | The SERVICE You Expect | The VALUE You Deserve


BEACON SALES COMPANY
WHOLESALE BUILDING MATERIALS


BEACON SALES COMPANY
Roofings
AT WHOLESALE
CHARLESTOWN

Celebrating 85 Years Of Serving our Customers And 10 Years As A Public Company

CORPORATE PROFILE

Beacon Roofing Supply, Inc. has grown to be the second largest distributor of roofing materials and exterior building products in North America. With approximately 42,000 customers, Beacon is the largest or second largest distributor in many of the regions we serve (see map). We have a well-known reputation for quality people who provide our customers with "The Experience You Want, The Service You Expect, The Value You Deserve." Our people are supported by a strong, values-oriented corporate culture. We originated with Beacon Sales Company, founded in Charlestown, Mass. in 1928. We are now in our 85th year and in our 10th year as a public company.

Our local branches stock a comprehensive product line that caters to the local market. In addition to residential and commercial roofing, our branches also distribute windows, siding, decking, doors, waterproofing and other exterior products.

Beacon distributes the roofing and complementary exterior products of brand-name manufacturers. These manufacturers understand that our branch staffs' expertise and quality service will ensure the successful application of their premium products.

Our knowledgeable and experienced sales and marketing team includes outside sales and business development specialists, inside sales/customer service representatives, manufacturer/architectural representatives and product specialists. Contractors trust the product knowledge and application expertise of Beacon's staff. They rely on this expertise, along with on-time delivery and product availability, to deliver successful, profitable and on-time projects.



BEACON TODAY: 238 branches in 39 states and across Canada

As a result, successful partnerships that go beyond the industry norm are formed between Beacon branches and our customers. We have grown through strategic acquisitions, the opening of new branches, and the expansion of product and service offerings in our branches. Our business is well-balanced, with non-discretionary re-roofing applications and discretionary new construction and remodeling in both the residential and commercial markets. We have a solid foundation for continued growth based on a highly scalable platform, a proven business model, results-oriented management, a strong people-focused corporate culture and a company-wide enterprise resource planning system.

BEACON'S GROWTH

1928	Beacon Sales Company is established in Charlestown, Massachusetts.
1984	Andrew Logie buys a majority interest in Beacon Sales Company.
1984–1997	Beacon grows in sales and reputation, opening four new branches in New England.
1997	Equity firm Code, Hennessy & Simmons III, L.P. purchases a majority interest, and Beacon Roofing Supply is formed.
1998	Quality Roofing Supply in Pennsylvania becomes Beacon's first acquisition.
1999–2000	Best Distributing in the Carolinas joins Beacon. Groupe Bedard and Exeltherm Supply are acquired and become Beacon Canada.
2001	The Roof Center in Maryland/Virginia and West End Lumber in Texas are acquired.
2004	Beacon goes public with its IPO (NASDAQ: BECN). JGA Corp. in Georgia and Florida becomes part of Beacon.
2005	Shelter Distribution with more than 50 branches in 14 Midwestern and Southern states is acquired. Beacon gains a presence on the West Coast with Pacific Supply.
2006–2007	North Coast Commercial Roofing Systems, Roof Depot and RSM Supply are acquired.
2011–2012	Beacon acquires Enercon Products, Fowler & Peth, Cassady Pierce and Structural Materials totaling 26 branches.
2013	Beacon acquires McClure-Johnston Company, Ford Wholesale and Construction Materials Supply totaling 19 branches, and opens 10 new branches.

Beacon's complete history can be found at beaconroofingsupply.com/about-us/history/default.html.

2013 ACCOMPLISHMENTS

RECORD SALES

Sales were $2.2 billion. Net income was $72.6 million. Diluted net income per share was $1.47.

MAJOR ACQUISITIONS

McClure-Johnston Company, Ford Wholesale and Construction Materials Supply were acquired.

NEW GREENFIELDS

Beacon opened 10 new branches in 2013.

FINANCIAL SUMMARY

$ in 000's except per share amounts

Fiscal year:	2009	2010	2011	2012	2013
Net sales	$1,733,967	$1,609,969	$1,817,423	$2,043,658	$2,240,723
Gross margin %	23.7%	22.4%	23.1%	24.5%	23.7%
Operating income	$109,209	$73,517	$103,742	$143,672	$129,721
Operating income %	6.3%	4.6%	5.7%	7.0%	5.8%
Net income	$52,418	$34,526	$59,220	$75,565	$72,607
Diluted net income per share	$1.15	$0.75	$1.27	$1.58	$1.47
Total assets	$1,040,786	$1,042,189	$1,156,964	$1,216,982	$1,338,696
Stockholders' equity	$423,573	$468,844	$538,427	$651,962	$754,356

NET SALES
In Thousands



$2,200,000
$2,000,000
$1,800,000
$1,600,000
$1,400,000
$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
0
2009
2010
2011
2012
2013

OPERATING INCOME
In Thousands



$160,000
$150,000
$140,000
$130,000
$120,000
$110,000
$100,000
$90,000
$80,000
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
0
2009
2010
2011
2012
2013

NET INCOME
In Thousands



$110,000
$100,000
$90,000
$80,000
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
0
2009
2010
2011
2012
2013

TOTAL ASSETS
In Thousands



$1,600,000
$1,500,000
$1,400,000
$1,300,000
$1,200,000
$1,100,000
$1,000,000
$900,000
$800,000
$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
0
2009
2010
2011
2012
2013



DEAR SHAREHOLDERS AND FRIENDS

Thank you for this opportunity to share the details of our accomplishments in 2013.

This year we achieved record sales and celebrated our 85th year in business as well as our 10th year as a public company on the NASDAQ stock market. We are very proud of our history and look forward to a bright future for our employees, customers and investors.

We increased sales to a record $2.24 billion in 2013 from $2.04 billion in 2012, a 9.6% growth rate. Our existing market sales were up 1.2% from last year. 2012 was favorably impacted by mild weather coupled with significant storm business carryover from 2011. During 2013, we experienced an unfavorable weather impact from fewer storms and heavy rains. Demonstrating our commitment to continuous improvement and cost controls, existing market operating expenses were 16.9% of sales, down from 17.0% last year. We also continued to strengthen our balance sheet by increasing our cash balances, lowering our debt and generating strong cash flow from operations. Beacon's annual diluted earnings per share were $1.47 compared to $1.58 in 2012.

We continue to make progress with our strategy related to organic growth, as we met our target of opening 10 new greenfield branches last year. We are on track to open another 15–20 additional greenfield branches in 2014. Our greenfield strategy allows us to target the most promising markets while at the same time leveraging our overall size and infrastructure capabilities.

Our history of acquiring successful companies continued in 2013 with the acquisitions of McClure-Johnston, Ford Wholesale and Construction Materials Supply. Founded in 1914, McClure-Johnston is headquartered near Pittsburgh and consists of eight branches in Pennsylvania, three in West Virginia, two in Georgia and one in western Maryland. We increased our Northern California footprint with the addition of three Ford Wholesale locations and two Construction Materials Supply locations. We are still very active in the acquisition market and continue to talk with numerous companies. As we always have done, we look for businesses that add to or fill our geographic footprint, have a history of profitability and growth, are well-managed and have a good reputation. Beacon has the capital structure and operational strength to implement multiple acquisitions and will continue to work on executing these as we have in the past.

We added several key executives to our team in 2013. Joe Nowicki became an Executive Vice President and our Chief Financial Officer. Joe has a strong history of leading a public company's finance function and has a very broad base of experience that makes him a good fit for Beacon. Under Joe's leadership Beacon's disciplined financial culture will continue to serve the company well in the years ahead. Brendan Daly joined us as an Executive Vice President and Chief Supply Chain Officer from Cooper Industries, The Stanley Works and General Electric. His strength in strategic and tactical planning and implementation will benefit Beacon as we drive continuous improvement through our purchasing and supply chain organization. Jeanine Montgomery became a Vice President and our Chief Accounting Officer. Jeanine has a strong history of consolidated SEC financial reporting, SOX oversight and compliance, and M&A analysis. These executives will be an important asset to Beacon as we continue to grow.



Accompanying this letter, we have included historical pictures from Beacon's proud past to help celebrate our 85th year in business. We began as Beacon Sales Company, Inc., founded in Charlestown, Massachusetts (a Boston suburb) in 1928. With a combination of private equity and public stock investment, we have made strategic and complementary acquisitions to grow to over $2 billion in sales and 238 locations throughout 39 states and 6 Canadian provinces. From our inception, we have continually expanded our product offerings to become North America's second largest distributor of roofing materials and complementary building products. The timeline on the corporate profile page gives some detail to the past 16 years of steady growth.



2014 will be Beacon's 10th anniversary as a public company. This status has afforded us the opportunity to finance our growth and more easily reward the employees who have been instrumental to our continued success. And most importantly, it has enabled us to reward the investors who continue to support us.

Time has proven the ability of our long-term business plan to foster growth under different economic conditions and to add value for the investors who have chosen Beacon Roofing Supply. We remain committed to emphasizing superior customer service, controlling our costs and growing both organically and by strategic acquisitions.


BEACON SALES COMPANY
Wholesale Building Materials

Our commitment to our customers is amplified by our value statement: The Experience You Want, The Service You Expect, The Value You Deserve. This commitment would not be possible without our people and our corporate values, such as honesty, integrity and teamwork, that are the foundation of every one of our branch locations.

We are excited about what the future holds for Beacon. Thank you for your confidence and continued support.


Beacon




BUILDING MATERIALS

Paul Isabella
PRESIDENT and CEO

Robert Buck
CHAIRMAN

COMPANY VALUES

Our personal values are based upon these foundational principles:

- Honesty and integrity in everything we do.
- Loyalty to each other and our company.
- Caring and compassionate regarding each other.
- Pride in a job well done.
- Morality in dealing with each other, our customers, vendors and other constituents.

Our business values encompass these traits and characteristics:

- Results oriented – It's important to deliver on our promises.
- Strong work ethic – Something to be admired.
- Perseverance – Setbacks will occur, but this value will keep us focused on achieving our goals.
- Passion – We love our business and our people. Passion for one's work is key to our success.
- Frugality – We take care of the resources entrusted to us. Waste is not fair to those who trust us.
- Credibility – We deliver on our commitments. We can be counted on!
- Teamwork – We recognize that we depend on each other in all we do.
- Discipline – No shortcuts. Before decisions are made, we have the discipline to research all the facts. We seek good advice before moving ahead.

The Best Environment

- No fear
- No politics
- No secrets
- Lean and clean
- Cherish people
- Honesty and integrity
- When one hurts, we all help


TIMBERLINE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934**
For the Fiscal Year Ended September 30, 2013

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the Transition Period from to

Commission File Number 000-50924

BEACON ROOFING SUPPLY, INC.

(Exact name of registrant as specified in its charter)

Delaware	**36-4173371**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Address of principal executive offices: **505 Huntmar Park Drive, Suite 300, Herndon, VA 20170**

Registrant's telephone number, including area code: **(571) 323-3939**

Securities registered pursuant to section 12(b) of the Act:

Common Stock, $0.01 par value	**The NASDAQ Global Select Market**
(Title of each class)	(Name of each exchange on which registered)

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting stock (common stock) held by non-affiliates of the registrant as of the end of the second quarter ended March 31, 2013 was $1,878,622,217.

The number of shares of common stock outstanding as of November 1, 2013 was 48,997,267.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III (Items 10, 11, 12, 13 and 14) will be incorporated by reference from the Registrant's definitive proxy statement (to be filed pursuant to Regulation 14A).

Table of Contents
BEACON ROOFING SUPPLY, INC.

Index to Annual Report
on Form 10-K

Year Ended September 30, 2013

Forward-looking statements

The matters discussed in this Form 10-K that are forward-looking statements are based on current management expectations that involve substantial risks and uncertainties, which could cause actual results to differ materially from the results expressed in, or implied by, these forward-looking statements. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as "aim," "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "project," "should," "will be," "will continue," "will likely result," "would" and other words and terms of similar meaning in conjunction with a discussion of future operating or financial performance. You should read statements that contain these words carefully, because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other "forward-looking" information.

We believe that it is important to communicate our future expectations to our investors. However, there are events in the future that we are not able to accurately predict or control. The factors listed under Item 1A, Risk Factors, as well as any cautionary language in this Form 10-K, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Although we believe that our expectations are based on reasonable assumptions, actual results may differ materially from those in the forward looking statements as a result of various factors, including, but not limited to, those described under Item 1A, Risk Factors and elsewhere in this Form 10-K.

Forward-looking statements speak only as of the date of this Form 10-K. Except as required under federal securities laws and the rules and regulations of the SEC, we do not have any intention, and do not undertake, to update any forward-looking statements to reflect events or circumstances arising after the date of this Form 10-K, whether as a result of new information, future events or otherwise. As a result of these risks and uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements included in this Form 10-K or that may be made elsewhere from time to time by or on behalf of us. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

PART I

ITEM 1. BUSINESS

Overview

We are one of the largest distributors of residential and non-residential roofing materials in the United States and Canada. We also distribute other complementary building materials, including siding, windows, specialty lumber products and waterproofing systems for residential and nonresidential building exteriors. As of September 30, 2013, we operated 236 branches in 39 states and 6 Canadian provinces, carrying up to 11,000 SKUs at each branch and serving more than 47,000 customers. We are a leading distributor of roofing materials in key metropolitan markets in the Northeast, Mid-Atlantic, Midwest, Central Plains, West, South and Southwest regions of the United States and across Canada.

For the fiscal year ended September 30, 2013 ("fiscal year 2013" or "2013"), residential roofing products comprised 49% of our sales, non-residential roofing products accounted for 37% of our sales, and siding, waterproofing systems, windows, specialty lumber and other exterior building products provided the remaining 14% of our sales. Approximately 92% of our net sales were in the United States.

We also provide our customers a comprehensive array of value-added services, including:

- Advice and assistance to contractors throughout the construction process, including product identification, specification and technical support;
- Job site delivery, rooftop loading and logistical services;
- Tapered insulation design and layout services;
- Metal fabrication and related metal roofing design and layout services;
- Trade credit; and
- Marketing support, including project leads for contractors.

We believe the additional services we provide strengthen our relationships with our customers and distinguish us from our competition. The vast majority of orders require at least some of these services. Our ability to provide these services efficiently and reliably can save contractors time and money. We also believe that our value-added services enable us to achieve attractive gross profit margins on our product sales. We have earned a reputation for a high level of product availability and experienced and professional employees who provide high-quality service, including timely, accurate and safe delivery of products.

Our diverse customer base generally includes a significant portion of the residential and non-residential roofing contractors in most of the markets in which we operate. These roofing contractors are typically involved on a local basis in the replacement, or re-roofing, component of the roofing industry. We utilize a branch-based operating model in which branches maintain local customer relationships but benefit from our centralized functions such as information technology, accounting, financial reporting, credit, purchasing, legal and tax services. This business model allows us to provide customers with specialized products and personalized local services tailored to a geographic region, while benefiting from the resources and scale efficiencies of a national distributor.

We have achieved our growth through a combination of 25 strategic and complementary acquisitions between fiscal years 2004 and 2013, opening new branch locations and broadening our product offering. In 2013, we acquired 19 branches and opened ten new branches and closed two branches. We have grown from $652.9 million in sales in fiscal year 2004 to $2.241 billion in sales in fiscal year 2013, which represents a ten-year compound annual growth rate of 13.1%. Our internal growth, which includes growth from existing and newly opened branches but excludes growth from acquired branches, averaged 4.7% per annum over the same period. Acquired branches are excluded from internal growth measures until they have been under our ownership for at least four full fiscal quarters at the start of the reporting period. During this period, we opened 46 new branch locations (of which we have only closed five), while our same store sales increased an average of 1.7% per annum. Same store sales are defined as the aggregate sales from branches open for the entire comparable annual periods. Income from operations has increased from $34.7 million in fiscal year

2004 to $129.7 million in fiscal year 2013, which represents a ten-year compound annual growth rate of 14.1%. We believe that our proven business model can continue to deliver industry-leading growth and operating profit margins.

Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge on our website at *www.beaconroofingsupply.com* as soon as reasonably practical after we electronically file such reports with, or furnish them to, the Securities and Exchange Commission.

History

Our predecessor, Beacon Sales Company, Inc., was founded in Charlestown, Massachusetts (part of Boston) in 1928. In 1984, when Beacon Sales Company was acquired by a group of individual investors, Beacon operated three distribution facilities and generated approximately $16 million in annual revenue. In August 1997, Code, Hennessy & Simmons III, L.P., a Chicago-based private equity fund, and certain members of management, purchased Beacon Sales Company to use it as a platform to acquire leading regional roofing materials distributors throughout the United States and Canada. At the time of the purchase in 1997, Beacon Sales Company operated seven branches in New England and generated approximately $72 million of annual revenue, primarily from the sale of non-residential roofing products. Since 1997 and through fiscal year 2013, we made 31 strategic and complementary acquisitions and opened 51 new branches (of which we only closed five). We have also expanded our product offerings to offer more residential roofing products and complementary exterior building materials and related services. Our strategic acquisitions, new branch openings, and product line extensions have increased the diversity of both our customer base and our local market focus, while generating cost savings through increased purchasing power and lower overhead expenses as a percentage of net sales. We completed an initial public offering ("IPO") and became a public company in September 2004, and completed a follow-on stock offering in December 2005.

We were incorporated in Delaware in 1997. Our principal executive offices are located at 505 Huntmar Park Drive, Suite 300, Herndon, Virginia 20170 and our telephone number is (571) 323-3939. Our Internet website address is *www.beaconroofingsupply.com.*

U.S. Industry Overview

The U.S. roofing market was estimated to be valued at approximately $20.2 billion in 2012 and is projected to grow 6.2% annually through 2017 to $27.2 billion, according to a 2013 industry report published by The Freedonia Group. This will be a turnaround from the 2007 – 2012 period, when roofing demand declined as building construction spending dropped during the 2007 – 2009 recession and its aftermath. Going forward, rebounding building construction expenditures will drive advances. The new residential market is expected to see the most rapid gains as housing starts rise from their depressed 2012 base.

The U.S. roofing market can be separated into two categories: the residential roofing market and the non-residential roofing market. The residential roofing market accounted for approximately 58% of the total U.S. market by unit volume (48.4% of total dollar demand) in 2012. Through 2017, residential roofing construction in dollars is expected to grow at 8.0%, which is much faster than the non-residential roofing construction growth rate of 4.3%, as new residential construction is projected to continue to recover from the low levels experienced from the 2007 – 2009 recession and its aftermath.

Traditionally, over 75% of expenditures in the roofing market are for re-roofing projects, with the balance being for new construction. Because of the depressed level of new construction and damage caused by Hurricane Sandy and other storms, re-roofing represented over 85% of the expenditures for roofing in 2012. Re-roofing projects are generally considered maintenance and repair expenditures and are less likely than new construction projects to be postponed during periods of recession or slow economic growth. As a result, demand for roofing products is less volatile than overall demand for construction products.

Regional variations in economic activity influence the level of demand for roofing products across the United States. Of particular importance are regional differences in the level of new home construction and renovation, since the residential market for roofing products accounts for approximately 58% of unit demand.

Demographic trends, including population growth and migration, contribute to the regional variations through their influence on regional housing starts and existing home sales.

Roofing distributors

Wholesale distribution is the dominant distribution channel for both residential and nonresidential roofing products. Wholesale roofing product distributors serve the important role of facilitating the purchasing relationships between roofing materials manufacturers and thousands of contractors. Wholesale distributors can maintain localized inventories, extend trade credit, give product advice and provide delivery and logistics services.

Despite some recent consolidation, the roofing materials distribution industry remains highly fragmented. The industry is characterized by a large number of small and local regional participants. As a result of their small size, many of these distributors lack the corporate, operating and IT infrastructure required to compete effectively.

Residential roofing market

Within the residential roofing market, the re-roofing market is currently more than six times the size of the new roofing market, accounting for approximately 86% of the residential roofing unit demand in 2012 compared to a historic long-term rate of about 75%.

Driving the demand for re-roofing is an aging U.S. housing stock. Over 61% of the U.S. housing stock was built prior to 1980, with the median age of homes in 2012 at 37 years old. Asphalt shingles dominate the residential roofing market, with an approximate 85% share, and historically have had an expected average useful life of 15 to 20 years. Residential roofing demand is forecast to grow 4.5% per year to 163.5 million squares through 2017.

A number of other factors can also generate re-roofing demand, including one-time weather damage and homeowners looking to upgrade their homes. In addition, sales of existing homes can affect re-roofing demand, as some renovation decisions are made by sellers preparing their houses for sale and others are made by new owners within the first two years of occupancy.

Within the new construction portion of the residential roofing market, housing starts together with larger average roof sizes have supported prior growth in new residential roofing demand. Demand for roofing installed in new residential construction and additions to existing structures is forecast to grow over 15% annually to 37.5 million squares in 2017. This will be a turnaround from the 2007 – 2012 period, when roofing demand dropped at a double-digit annual pace as housing starts declined precipitously during the 2007 – 2009 recession. Going forward, new residential roofing demand will be driven by the expected rebound in housing starts from their low 2012 level.

Non-residential roofing market

Non-residential roofing demand is forecast to advance 2% per year to 104.5 million squares through 2017. Gains will be driven by the non-residential new construction, which is expected to see 8% annual gains during that time. Growth will be spurred by the strong rebound in office and commercial and institutional construction expenditures and continuing increases in industrial construction spending.

In 2012, re-roofing projects represented approximately 84% of the total non-residential demand. As with residential re-roofing, non-residential re-roofing activity tends to be less cyclical than new construction and depends, in part, upon the types of materials on existing roofs, their expected lifespan and intervening factors such as wind or water damage.

The non-residential roofing market includes an office and commercial market, an industrial market, and an institutional market. Office and commercial roofing projects is the single largest component of the non-residential roofing market at 51%. Industrial roofing projects represent 21% of non-residential roofing product sales, while institutional projects and others make up the remaining 28% of non-residential roofing demand.

Complementary building products

Demand for complementary building products such as siding, windows and doors for both the residential and non-residential markets has been at historically low levels in recent years, consistent with the downturns in the new construction markets and in the overall economy. Unlike the roofing industry, demand for these products is more discretionary and influenced much greater by the new construction markets.

These complementary products are a major component of the overall building products market. The U.S. siding market was approximately $8.2 billion in 2011, while the U.S. window and door industry was approximately $26.5 billion in 2012, the most recent information available to us. Both of these markets have been negatively impacted by the low level of new housing starts in recent years, but are expected to grow at an annual rate of approximately 8% over the next five years.

Our Strengths

We believe the sales and earnings growth we have achieved over time has been and will continue to be driven by our primary competitive strengths, which include the following:

- ***National scope combined with regional expertise.*** We believe we are the second largest roofing materials distributor in the United States and Canada. We utilize a branch-based operating model in which branches maintain local customer relationships but benefit from centralized functions such as information technology, accounting, financial reporting, credit, purchasing, legal and tax services. This allows us to provide customers with specialized products and personalized local services tailored to a geographic region, while benefiting from the resources and scale efficiencies of a national distributor.

- ***Diversified business model that reduces impact of economic downturns.*** We believe that our business is meaningfully protected in an economic downturn because of a high concentration of non-discretionary re-roofing business; the mix of our sales between residential and non-residential products; our geographic and customer diversity; and our financial and operational ability to expand our business and obtain market share.

- ***Superior customer service.*** We believe that our high level of customer service and support differentiates us from our competitors. We employ experienced salespeople who provide technical advice and assistance in properly identifying products for various applications. We also provide services such as safe and timely job site delivery, logistical support and marketing assistance. We believe that the services provided by our employees improve our customers' efficiency and profitability which, in turn, strengthens our customer relationships.

- ***Strong platform for growth and acquisition.*** Over the period from 1997 through 2013, we increased revenue at rates well in excess of the overall growth in the roofing materials distribution industry. We have expanded our business through strategic acquisitions, new branch openings, and the diversification of our product offering. We have generally improved the financial and operating performance of our acquired companies and helped them to grow their businesses following acquisition.

- ***Sophisticated IT platform.*** All of our locations, except for one fabrication facility, operate on the same management information systems. We have made a significant investment in our information systems, which we believe are among the most advanced in the roofing distribution industry. These systems provide us with a consistent platform across all of our operations and help us to achieve operating efficiencies in purchasing, pricing and inventory management and a high level of customer service. Our systems have substantial capacity to handle our future growth plans without requiring significant additional investment.

- ***Industry-leading management team.*** We believe that our key personnel, including branch managers, regional vice presidents and executive officers, are among the most experienced members of the roofing industry.

- ***Extensive product offering and strong supplier relationships.*** We have a product offering of approximately 11,000 SKUs, representing an extensive assortment of high-quality branded products.

We believe that this product offering has been a significant factor in attracting and retaining many of our customers. Because of our significant scale, product expertise and reputation in the markets that we serve, we have established strong ties to the major roofing materials manufacturers and are able to achieve substantial volume discounts.

Growth Strategies

Our objective is to become the preferred supplier of roofing and other exterior building product materials in the U.S. and Canadian markets while continuing to increase our revenue base and maximize our profitability. We plan to attain these goals by executing the following strategies:

- ***Pursue acquisitions of regional market-leading roofing materials distributors.*** Acquisitions are an important component of our growth strategy. We believe there are significant opportunities to further grow our business through disciplined, strategic acquisitions. With only a few large, well-capitalized competitors in the industry, we believe we can continue to build on our distribution platform by successfully acquiring additional roofing materials distributors. Between 2003 and 2013, we successfully integrated 25 strategic and complementary acquisitions.
- ***Expand through new branch openings.*** Significant opportunities exist to expand or intensify our geographic focus by opening additional branches in contiguous or existing regions. Since 1997, we have successfully entered numerous markets through greenfield expansion. Our typical strategy with respect to greenfield opportunities is to open branches: (1) within our existing markets; (2) where existing customers have expanded into new markets; or (3) in areas that have limited or no acquisition candidates and are a good fit with our business model. At times, we have acquired small distributors with one to three branches to fill in existing regions.
- ***Expand product and service offerings.*** We believe that continuing to increase the breadth of our product line and customer services are effective methods of increasing sales to current customers and attracting new customers. We work closely with customers and suppliers to identify new building products and services, including varieties of windows, siding, waterproofing systems, insulation and metal fabrication. In addition, we believe we can expand our business by introducing products currently only sold in certain of our markets into some of our other markets. We also believe we can expand particular product sales that are stronger in certain of our markets into markets where those products have not sold as well (e.g., expanding nonresidential roofing sales into markets that sell mostly residential roofing).

Products and Services

Products

The ability to provide a broad range of products is essential in roofing materials distribution. We carry one of the most extensive arrays of high-quality branded products in the industry, enabling us to deliver a wide variety of products to our customers on a timely basis. We are able to fulfill the vast majority of our warehouse orders through the breadth and depth of the inventories at our branches. Our product portfolio includes residential and non-residential roofing products as well as complementary building products such as siding, windows and specialty lumber products. Our product lines are designed to meet the requirements of both residential and non-residential roofing contractors.

Product Portfolio

Residential Roofing Products	Non-Residential Roofing Products	Complementary Building Products	
		Siding	**Windows/Doors**
Asphalt shingles	Single-ply roofing	Vinyl siding	Vinyl windows
Synthetic slate and tile	Asphalt	Cedar siding	Aluminum windows
Clay tile	Metal	Fiber cement siding	Wood windows
Concrete tile	Modified bitumen	Soffits	Wood doors
Slate	Build-up roofing	House wraps	Patio doors
Nail base insulation	Cements and coatings	Vapor barriers	Skylights
Metal roofing	Insulation – flat stock & tapered	Stone veneer	
Felt			
Wood shingles and shakes	Commercial fasteners	**Other**	**Specialty Lumber**
Nails and fasteners	Metal edges and flashings	Water proofing	Redwood
		Building insulation	Red cedar decking
Metal edgings and flashings	Sky lights, smoke and roof hatches	Air barrier systems	Pressure treated lumber
		Gypsum	Fire treated plywood
Prefabricated flashings	Sheet metal (copper, aluminum and steel)	Moldings	Synthetic decking
		Patio covers	PVC trim boards
Ridges and soffit vents	Other accessories	Cultured stone	Synthetic
Gutters and downspouts			Millwork
			Custom millwork

The products that we distribute are supplied by the industry's leading manufacturers of high-quality roofing materials and related products, such as Alcoa, Atlas, BPCO, Carlisle, CertainTeed, Continental Materials, Dow, Firestone, GAF Materials, IKO, James Hardie, Johns Manville, Mid-States Asphalt, Owens Corning, Simonton, Tamko and Revere Copper.

In the residential market, asphalt shingles comprise the largest share of the products we sell. We believe that we have also developed a service platform in the residential roofing market by distributing products such as high-end shingles, copper gutters and metal roofing products, as well as specialty lumber products for residential applications, including redwood, white and red cedar shingles, and red cedar siding. Additionally, we distribute gutters, downspouts, tools, nails, vinyl siding, windows, decking and related exterior shelter products to meet the expansive needs of our customers.

In the non-residential market, single-ply roofing systems and the associated insulation products comprise the largest share of our product offering. Our single-ply roofing systems consist primarily of Ethylene Propylene Diene Monomer (synthetic rubber) or EPDM and Thermoplastic Olefin or TPO, along with other roofing materials and related components. In addition to the broad range of single-ply roofing components, we sell asphaltic membranes and the insulation required in most non-residential roofing applications, such as tapered insulation. Our remaining non-residential products include metal roofing and flashings, fasteners, fabrics, coatings, roof drains, modified bitumen, built-up roofing and asphalt.

Services

We emphasize superior value-added services to our customers. We employ a knowledgeable staff of salespeople. Our sales personnel possess in-depth knowledge of roofing materials and applications and are capable of providing technical advice and assistance to contractors throughout the re-roofing and construction process. In particular, we support our customers with the following value-added services:

- Advice and assistance on product identification, specification and technical support;
- timely job site delivery, rooftop loading and logistical services;
- tapered insulation design and related layout services;
- metal fabrication and related metal roofing design and layout services;
- trade credit; and
- marketing support, including project leads for contractors.

Customers

Our diverse customer base consists of more than 47,000 contractors, home builders, building owners, and other resellers primarily in the Northeast, Mid-Atlantic, Midwest, Central Plains, West, South and Southwest regions of the United States and across Canada. Our typical customer base varies by end market, with relatively small contractors in the residential market and small to large-sized contractors in the non-residential market. To a lesser extent, our customer base in a market can include general contractors, retailers and building materials suppliers.

As evidenced by the fact that a significant number of our customers have relied on us or our predecessors as their vendor of choice for decades, we believe that we have strong customer relationships that our competitors cannot easily displace or replicate. No single customer accounts for more than 2% of our revenues.

Sales and Marketing

Sales strategy

Our sales strategy is to provide a comprehensive array of high-quality products and superior value-added services to residential and non-residential roofing contractors reliably, accurately and on time. We fulfill approximately 98% of our warehouse orders through our in-stock inventory as a result of the breadth and depth of our inventory maintained at our local branches. We believe that our focus on providing both superior value-added services and accurate and rapid order fulfillment enables us to attract and retain customers.

Sales organization

We have attracted and retained an experienced sales force of about 1,180 people who are responsible for generating revenue at the local branch level. The expertise of our salespeople helps us to increase sales to existing customers and add new customers.

Each of our branches is headed by a branch manager, who also functions as the branch's sales manager. In addition, each branch generally employs one to four outside salespeople and one to five inside salespeople who report to their branch manager. Branches that focus primarily on the residential market typically staff a larger number of outside salespeople.

The primary responsibilities of our outside salespeople are to prospect for new customers and increase sales to existing customers. One of the ways our outside salespeople accomplish these objectives is by reviewing information from our proprietary LogicTrack software system, which extracts job and bid information from construction reports and other industry news services. The system extracts information on construction projects in our local markets from those industry services. Once a construction project is identified, our design and estimating team creates job quotes, which, along with pertinent bid and job information, are readily available to our salespeople through LogicTrack. Our outside salespeople then contact potential customers in an effort to solicit their interest in participating with us in the identified project.

Throughout this process, LogicTrack maintains a record of quoting activity, due dates, and other data to allow tracking of the projects and efficient follow-up. By seeking a contractor to "partner with" on a bid, we increase the likelihood that such contractor will purchase their roofing materials and related products from us in the event that the contractor is selected for the project.

To complement our outside sales force, we have built an experienced and technically proficient inside sales staff that provides vital product expertise to our customers. Our inside sales force is responsible for fielding incoming orders, providing pricing quotations and responding to customer inquiries.

In addition to our outside and inside sales forces, we represent certain manufacturers for particular manufacturers' products. Currently, we have developed relationships with Carlisle and Owens Corning on this basis and employ representatives who act as liaisons (on behalf of property owners, architects, specifiers and consultants) between these roofing materials manufacturers and professional contractors.

Marketing

In order to capitalize on established customer relationships and locally developed brands, we have maintained the trade names of most of the businesses that we have acquired. These trade names — such Alabama Roofing Supply, Beacon Roofing Supply Canada Company, Beacon Sales Company, Best Distributing Company, Cassady Pierce, Coastal Metal Service, Construction Materials Supply, Dealers Choice, Enercon Products, Entrepot de la Toiture, Ford Wholesale Company, Fowler & Peth, Groupe Bédard, JGA Beacon, Lafayette Wood Works, McClure Johnston, Mississippi Roofing supply, North Coast Roofing Systems, Pacific Supply, Posi-Slope, Posi-Pentes, Quality Roofing Supply, Roof Depot, RSM Supply, Shelter Distribution, Southern Roof Center, Structural Materials, The Roof Center, West End Roofing, Siding & Windows — are well-known in the local markets in which the respective branches compete and are associated with high-quality products and customer service.

As a supplement to the efforts of our sales force, each of our branches communicates with residential and non-residential contractors in their local markets through newsletters, direct mail, social media and the Internet. In order to build and strengthen relationships with customers and vendors, we offer exclusive promotions and sponsor our own regional trade shows, which feature general business and roofing seminars for our customers and product demonstrations by our vendors. In addition, we attend numerous industry trade shows throughout the regions in which we compete, and we are an active member of the National Roofing Contractors Association, as well as certain regional contractors' associations.

Purchasing and Suppliers

Our status as a leader in our core geographic markets, as well as our reputation in the industry, has allowed us to forge strong relationships with numerous manufacturers of roofing materials and related products, including Alcoa, Atlas, BPCO, Carlisle, CertainTeed, Continental Materials, Dow, Firestone, GAF Materials, IKO, James Hardie, Johns Manville, Mid-States Asphalt, Owens Corning, Simonton, Tamko and Revere Copper.

We are viewed by our suppliers as a key distributor due to our industry expertise, past growth and profitability, significant market share, financial strength, and the substantial volume of products that we distribute.

We manage the procurement of products through our national headquarters and regional offices, allowing us to take advantage of both our scale and local market conditions. We believe this enables us to purchase products more economically than most of our competitors. Product is shipped directly by the manufacturers to our branches or customers.

Operations

Facilities

Our network of 236 branches as of September 30, 2013 serves metropolitan areas in 39 states and 6 Canadian provinces. This network has enabled us to effectively and efficiently serve a broad customer base and to achieve a leading market position in each of our core geographic markets.

Operations

Our branch-based model provides each location with a significant amount of autonomy to operate within the parameters of our overall business model. Operations at each branch are tailored to meet local customer needs. Depending on the market, branches carry from about 2,000 to 11,000 SKUs.

Branch managers are responsible for sales, pricing and staffing activities, and have full operational control of customer service and deliveries. We provide our branch managers with significant incentives that allow them to share in the profitability of their respective branches as well as in the company as a whole. Personnel at our regional and corporate operations assist the branches with, among other things, product procurement, credit and safety services, fleet management, information systems support, contract management, accounting, treasury and legal services, human resources, benefits administration and sales and use tax services.

Distribution fulfillment process

Our distribution fulfillment process is initiated upon receiving a request for a contract job order or direct product order from a contractor. Under a contract job order, a contractor typically requests roofing or other construction materials and technical support services. The contractor discusses the project's requirements with a salesperson and the salesperson provides a price quotation for the package of products and services. Subsequently, the salesperson processes the order and we deliver the products to the customer's job site.

Fleet

Our distribution infrastructure supports over 590,000 deliveries annually. To accomplish this, we maintained a dedicated owned fleet of 771 straight trucks, 305 tractors and 624 trailers as of September 30, 2013. Nearly all of our delivery vehicles are equipped with specialized equipment, including 894 truck-mounted forklifts, cranes, hydraulic booms and conveyors, which are necessary to deliver products to rooftop job sites in an efficient and safe manner and in accordance with our customers' requirements.

Our branches typically focus on providing materials to customers who are located within a two-hour radius of their respective facilities. Our branches generally make deliveries each business day.

Management information systems

We have fully integrated management information systems across our locations. Acquired businesses are moved to our IT platform as soon as feasible following acquisition. Our systems support every major internal operational function, except payroll, providing complete integration of purchasing, receiving, order processing, shipping, inventory management, sales analysis and accounting. The same databases are shared within the systems, allowing our branches to easily acquire products from other branches or schedule deliveries by other branches, greatly enhancing our customer service. Our systems also include a sophisticated pricing matrix which allows us to refine pricing by region, branch, customer and customer type, or even a specific customer project. In addition, our systems allow us to centrally monitor all branch and regional performance as often as daily. We have centralized many functions to leverage our growing size, including accounts payable, insurance, payroll, employee benefits, vendor relations, and banking.

All of our branches are connected to our IBM AS400 computer network by secure Internet connections or private data lines. We maintain a second IBM AS400 as a disaster recovery system, and information is backed up to this system throughout each business day. We have the capability of electronically switching our domestic operations to the disaster recovery system.

We have financial reporting packages for branches and regions that allow them to compare branch by branch financial performance, which we believe is essential to operating each branch efficiently and more profitably. We also utilize a monthly benchmarking report that enables comparison of all of our branches' and regions' performance in critical areas.

We place purchase orders electronically with some of our major vendors. The vendors then transmit their invoices electronically to us. Our system automatically matches these invoices with the related purchase orders and then schedules the associated payment. We also have the capability to handle customer processing electronically, although most customers prefer ordering through our sales force.

We completed a "paperless copy" process in 2012 whereby we scan or receive many financial, credit and other documents into a database for purposes of internal approvals, online viewing and auditing. Additionally, we initiated an Internet portal that allows customers to access their invoice history and make online payments.

Government Regulations

We are subject to regulation by various federal, state, provincial and local agencies. These agencies include the Environmental Protection Agency, Department of Transportation, Interstate Commerce Commission, Occupational Safety and Health Administration and Department of Labor and Equal Employment Opportunity Commission. We believe we are in compliance in all material respects with existing applicable statutes and regulations affecting environmental issues and our employment, workplace health and workplace safety practices.

In 2012, the U.S. Supreme Court upheld the majority of the provisions in the Patient Protection and Affordable Care Act (the "Act"). The Act places requirements on employers to provide a minimum level of benefits to employees and assesses penalties on employers if the benefits do not meet the required minimum level or if the cost of coverage to employees exceeds affordability thresholds specified in the Act. The minimum benefits and affordability requirements take effect in 2014. The Act also imposes an excise tax beginning in 2018 on plans whose average cost exceeds specified amounts. We have analyzed the effects on us from the provisions of the Act and we do not currently anticipate a significant financial impact.

Competition

Although we are one of the two largest roofing materials distributors in the United States and Canada, the U.S. roofing supply industry is highly competitive. The vast majority of our competition comes from local and regional roofing supply distributors, and, to a much lesser extent, other building supply distributors and "big box" retailers. Among distributors, we compete against a small number of large distributors and many small and local privately-owned distributors. The principal competitive factors in our business include, but are not limited to, the availability of materials and supplies; technical product knowledge and expertise; advisory or other service capabilities; pricing of products; and availability of credit and capital. We generally compete on the basis of the quality of our services, product quality and, to a lesser extent, price.

Employees

As of September 30, 2013, we had 2,999 employees, consisting of 803 in sales and marketing, 377 in branch management, including supervisors, 1,380 warehouse workers, helpers and drivers, and 439 general and administrative personnel. Approximately 338 employees were added in 2012 from our acquisitions. We believe that our employee relations are good. As of September 30, 2013, 45 employees were represented by labor unions.

Order Backlog

Order backlog is not a material aspect of our business and no material portion of our business is subject to government contracts.

Seasonality

In general, sales and net income are highest during our first, third and fourth fiscal quarters, which represent the peak months of construction and re-roofing, especially in our branches in the northern and mid-western regions of the U.S. and in Canada. Our sales are substantially lower during the second quarter, when we usually incur net losses. These quarterly fluctuations have diminished as we have diversified further into the southern and western regions of the U.S.

Geographic Data

For geographic data about our business, please see Note 14 to our Consolidated Financial Statements included elsewhere in this Form 10-K.

ITEM 1A. RISK FACTORS

You should carefully consider the risks and uncertainties described below and other information included in this Form 10-K in evaluating us and our business. If any of the events described below occur, our business and financial results could be adversely affected in a material way. This could cause the trading price of our common stock to decline, perhaps significantly.

We may not be able to effectively integrate newly acquired businesses into our operations or achieve expected profitability from our acquisitions.

Our growth strategy includes acquiring other distributors of roofing materials and complementary products. Acquisitions involve numerous risks, including:

- unforeseen difficulties in integrating operations, technologies, services, accounting and personnel;
- diversion of financial and management resources from existing operations;
- unforeseen difficulties related to entering geographic regions where we do not have prior experience;
- potential loss of key employees;
- unforeseen liabilities associated with businesses acquired; and
- inability to generate sufficient revenue to offset acquisition or investment costs.

As a result, if we fail to evaluate and execute acquisitions properly, we might not achieve the anticipated benefits of such acquisitions and we may incur costs in excess of what we anticipate. These risks would likely be greater in the case of larger acquisitions.

We may not be able to successfully identify acquisition candidates, which would slow our growth rate.

We continually seek additional acquisition candidates in selected markets and from time to time engage in exploratory discussions with potential candidates. If we are not successful in finding attractive acquisition candidates whom we can acquire on satisfactory terms, or if we cannot complete acquisitions that we identify, it is unlikely that we will sustain the historical growth rates of our business.

An inability to obtain the products that we distribute could result in lost revenues and reduced margins and damage relationships with customers.

We distribute roofing and other exterior building materials that are manufactured by a number of major suppliers. Although we believe that our relationships with our suppliers are strong and that we would have access to similar products from competing suppliers should products be unavailable from current sources, any disruption in our sources of supply, particularly of the most commonly sold items, could result in a loss of revenues and reduced margins and damage relationships with customers. Supply shortages may occur as a result of unanticipated demand or production or delivery difficulties. When shortages occur, roofing material suppliers often allocate products among distributors.

Loss of key personnel or our inability to attract and retain new qualified personnel could hurt our ability to operate and grow successfully.

Our success will continue to depend to a significant extent on our executive officers and key management personnel, including our divisional executive vice presidents and regional vice presidents. We do not have key man life insurance covering any of our executive officers. We may not be able to retain our executive officers and key personnel or attract additional qualified management. The loss of any of our executive officers or other key management personnel, or our inability to recruit and retain qualified personnel, could hurt our ability to operate and make it difficult to execute our acquisition and internal growth strategies.

A change in vendor rebates could adversely affect our income and gross margins.

The terms on which we purchase product from many of our vendors entitle us to receive a rebate based on the volume of our purchases. These rebates effectively reduce our costs for products. If market conditions change, vendors may adversely change the terms of some or all of these programs. Although these changes would not affect the net recorded costs of product already purchased, it may lower our gross margins on products we sell and therefore the income we realize on such sales in future periods.

Cyclicality in our business could result in lower revenues and reduced profitability.

We sell a portion of our products for new residential and non-residential construction. The strength of these markets depends on new housing starts and business investment, which are a function of many factors beyond our control, including credit and capital availability, interest rates, employment levels and consumer confidence. Economic downturns in the regions and markets we serve could result in lower revenues and, since many of our expenses are fixed, lower profitability. The challenging economic conditions in recent years, including tighter credit markets, influenced new commercial projects and, to a lesser extent, re-roofing projects, and may continue to negatively affect expenditures for non-residential roofing in the near term.

Seasonality in the construction and re-roofing industry generally results in second quarter losses.

Our second quarter is typically affected adversely by winter construction cycles and cold weather patterns as the levels of activity in the new construction and re-roofing markets decrease. Because many of our expenses remain relatively fixed throughout the year, we generally record a loss during our second quarter. We expect that these seasonal variations will continue in the near future.

If we encounter difficulties with our management information systems, we could experience problems with inventory, collections, customer service, cost control and business plan execution.

We believe our management information systems are a competitive advantage in maintaining our leadership position in the roofing distribution industry. However, if we experience problems with our management information systems, we could experience, among other things, product shortages and/or an increase in accounts receivable aging. Any failure by us to properly maintain and protect our management information systems could adversely impact our ability to attract and serve customers and could cause us to incur higher operating costs and experience delays in the execution of our business plan.

Since we rely heavily on information technology both in serving our customers and in our enterprise infrastructure in order to achieve our objectives, we may be vulnerable to damage or intrusion from a variety of cyber-attacks including computer viruses, worms or other malicious software programs that access our systems. Despite the precautions we take to mitigate the risks of such events, an attack on our enterprise information technology system could result in theft or disclosure of our proprietary or confidential information or a breach of confidential customer or employee information. Such events could have an adverse impact on revenue, harm our reputation, and cause us to incur legal liability and costs, which could be significant, to address and remediate such events and related security concerns.

An impairment of goodwill and/or other intangible assets could reduce net income.

Acquisitions frequently result in the recording of goodwill and other intangible assets. At September 30, 2013, goodwill represented approximately 35% of our total assets. Goodwill is not amortized for financial reporting purposes and is subject to impairment testing at least annually using a fair-value based approach. The identification and measurement of goodwill impairment involves the estimation of the fair value of our reporting units. Our accounting for impairment contains uncertainty because management must use judgment in determining appropriate assumptions to be used in the measurement of fair value. We determine the fair values of our reporting units by using both a market and income approach.

We evaluate the recoverability of goodwill for impairment in between our annual tests when events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. Any impairment of goodwill will reduce net income in the period in which the impairment is recognized.

We might need to raise additional capital, which may not be available, thus limiting our growth prospects.

We may require additional future equity or further debt financing in order to consummate an acquisition; for additional working capital for expansion; or if we suffer more than seasonally expected losses. In the event such additional equity or debt financing is unavailable to us, we may be unable to expand or make acquisitions and our stock price may decline as a result of the perception that we have more limited growth prospects.

Major disruptions in the capital and credit markets may impact both the availability of credit and business conditions.

If the financial institutions that have extended credit commitments to us are adversely affected by major disruptions in the capital and credit markets, they may become unable to fund borrowings under those credit commitments. This could have an adverse impact on our financial condition since we need to borrow funds at times for working capital, acquisitions, capital expenditures and other corporate purposes.

Major disruptions in the capital and credit markets could also lead to broader economic downturns, which could result in lower demand for our products and increased incidence of customers' inability to pay their accounts. Additional customer bankruptcies or similar events caused by such broader downturns may result in a higher level of bad debt expense than we have historically experienced. Also, our suppliers may potentially be impacted, causing potential disruptions or delays of product availability. These events would adversely impact our results of operations, cash flows and financial position.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

As of November 1, 2013, we lease 211 facilities, including our headquarters and other support facilities, throughout the United States and Canada. These leased facilities range in size from approximately 2,000 square feet to 137,000 square feet. In addition, we own 14 sales/warehouse facilities located in Manchester, New Hampshire; Reading, Pennsylvania; Montreal, Quebec (2); Sainte-Foy, Quebec; Delson, Quebec; Trois Rivieres, Quebec; Salisbury, Maryland; Hartford, Connecticut; Cranston, Rhode Island; Lancaster, Pennsylvania; Jacksonville, Florida; Easton, Maryland; and Manassas, Virginia. These owned facilities range in size from 11,500 square feet to 68,000 square feet. All of the owned properties are mortgaged to our senior lenders. We believe that our properties are in good operating condition and adequately serve our current business operations.

In October 2013, we opened two additional branches. As of November 1, 2013, we operated 238 branches, a few with multiple leased facilities or combined facilities, and eight other facilities were located in the following states and provinces:

State	Number of Branches	Other
Alabama	4	
Arkansas	4	
California	15	
Colorado	7	
Connecticut	2	1
Delaware	2	
Florida	8	1
Georgia	8	
Illinois	7	
Indiana	6	
Iowa	1	
Kansas	4	
Kentucky	4	
Louisiana	5	1
Maine	1	
Maryland	14	1
Massachusetts	10	
Michigan	2	
Minnesota	2	
Mississippi	2	
Missouri	8	
Nebraska	5	
New Hampshire	1	
New Jersey	1	
New Mexico	1	
New York	1	
North Carolina	11	1
Ohio	4	
Oklahoma	3	
Pennsylvania	27	
Rhode Island	1	
South Carolina	5	
South Dakota	1	
Tennessee	5	
Texas	20	
Vermont	1	
Virginia	9	2
West Virginia	5	
Wyoming	2	
Subtotal – U.S.	219	7
Canadian Provinces		
Alberta	3	
Saskatchewan	2	
British Columbia	3	
Ontario	5	1
Quebec	5	
Nova Scotia	1	
Subtotal – Canada	19	1

ITEM 3. LEGAL PROCEEDINGS

From time to time, we are involved in lawsuits that are brought against us in the normal course of business. We are not currently a party to any legal proceedings that would be expected, either individually or in the aggregate, to have a material adverse effect on our business or financial condition.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock trades on the NASDAQ Global Select Market (the "NASDAQ") under the symbol "BECN". The following table lists quarterly information on the price range of our common stock based on the high and low reported sale prices for our common stock as reported by NASDAQ for the periods indicated below:

	High	Low
Year ended September 30, 2012:		
First quarter	$20.84	$15.34
Second quarter	$26.93	$20.23
Third quarter	$27.29	$22.93
Fourth quarter	$30.41	$24.09
Year ended September 30, 2013:		
First quarter	$33.41	$27.70
Second quarter	$39.68	$33.28
Third quarter	$42.00	$35.22
Fourth quarter	$42.28	$34.82

There were 71 holders of record of our common stock as of November 1, 2013.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

No purchases of our equity securities were made by us or any affiliated entity during the fourth quarter of the year ended September 30, 2013.

Recent Sales of Unregistered Securities

None.

Dividends

We have not paid cash dividends on our common stock and do not anticipate paying dividends in the foreseeable future. Our board of directors currently intends to retain any future earnings for reinvestment in our growing business. Our revolving credit facilities currently prohibit the payment of dividends without the prior written consent of our lenders. Any future determination to pay dividends will also be at the discretion of our board of directors and will be dependent upon our results of operations and cash flows, our financial position and capital requirements, general business conditions, legal, tax, regulatory and any contractual restrictions on the payment of dividends, and any other factors our board of directors deems relevant.

Performance Graph

The following graph compares the cumulative total shareholder return (including reinvestment of dividends) of Beacon Roofing Supply, Inc.'s common stock based on its market prices, beginning with the start of fiscal year 2009 and each fiscal year thereafter, with (i) the Nasdaq Index and (ii) the S&P 1500 Building Products Index.



Comparison of Cumulative Total Return
$250
$200
$150
$100
$50
$0
9/30/08
9/30/09
9/30/10
9/30/11
9/30/12
9/30/13
Beacon Roofing Supply, Inc.
Nasdaq Index
S&P 1500 Building Products Index

The line graph assumes that $100 was invested in our common stock, the Nasdaq Index and the S&P 1500 Building Products Index on September 30, 2008. The closing price of our common stock on September 30, 2013 was $36.87. The stock price performance of Beacon Roofing Supply, Inc.'s common stock depicted in the graph above represents past performance only and is not necessarily indicative of future performance.

ITEM 6. SELECTED FINANCIAL DATA

You should read the following selected financial information together with our financial statements and related notes and "Management's discussion and analysis of financial condition and results of operations" also included in this Form 10-K. We have derived the statement of operations data for the years ended September 30, 2013, September 30, 2012 and September 30, 2011, and the balance sheet information at September 30, 2013 and September 30, 2012, from our audited financial statements included in this Form 10-K. We have derived the statements of operations data for the years ended September 30, 2010 and September 30, 2009, and the balance sheet data at September 30, 2011, September 30, 2010 and September 30, 2009, from our audited financial statements not included in this Form 10-K.

Statement of operations data

(dollars in thousands, except per share amounts)	2013	2012	2011	2010	2009
Net sales	$ 2,240,723	$ 2,043,658	$ 1,817,423	$ 1,609,969	$ 1,733,967
Cost of products sold	1,709,326	1,542,254	1,397,798	1,249,869	1,322,845
Gross profit	531,397	501,404	419,625	360,100	411,122
Operating expenses	401,676	357,732	315,883	286,583	301,913
Income from operations	129,721	143,672	103,742	73,517	109,209
Interest expense, financing costs and other	(8,247)	(17,173)	(13,364)	(18,210)	(22,887)
Income taxes	(48,867)	(50,934)	(31,158)	(20,781)	(33,904)
Net income	$ 72,607	$ 75,565	$ 59,220	$ 34,526	$ 52,418
Net income per share					
Basic	$ 1.50	$ 1.62	$ 1.29	$ 0.76	$ 1.16
Diluted	$ 1.47	$ 1.58	$ 1.27	$ 0.75	$ 1.15
Weighted average shares outstanding					
Basic	48,472,240	46,718,948	45,919,198	45,480,922	45,007,313
Diluted	49,385,335	47,840,967	46,753,152	46,031,593	45,493,786
Other financial and operating data:					
Depreciation and amortization	$ 30,415	$ 24,353	$ 25,060	$ 27,773	$ 30,389
Capital expenditures (excluding acquisitions)	$ 26,120	$ 17,404	$ 14,433	$ 10,268	$ 14,277
Number of branches at end of period	236	209	185	179	172

Balance sheet data

	September 30,				
(dollars in thousands)	2013	2012	2011	2010	2009
Cash and cash equivalents	$ 47,027	$ 40,205	$ 143,027	$ 117,136	$ 82,742
Total assets	$1,338,696	$1,216,982	$1,156,964	$1,042,189	$1,040,786
Borrowings under revolving lines of credit, current portions of long-term debt and other obligations	$ 62,524	$ 56,932	$ 15,605	$ 15,734	$ 15,092
Long-term debt, net of current portions:					
Senior notes payable and other obligations	$ 196,875	$ 208,125	$ 301,544	$ 311,771	$ 322,090
Other long-term obligations	12,726	12,750	9,967	11,910	16,257
	$ 209,601	$ 220,875	$ 311,511	$ 323,681	$ 338,347
Stockholders' equity	$ 754,356	$ 651,962	$ 538,427	$ 468,844	$ 423,573

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements and related notes and other financial information appearing elsewhere in this Form 10-K. In addition to historical information, the following discussion and other parts of this Form 10-K contain forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated by this forward-looking information due to the factors discussed under "Risk factors," "Forward-looking statements" and elsewhere in this Form 10-K. Certain tabular information will not foot due to rounding.

Overview

We are one of the largest distributors of residential and non-residential roofing materials in the United States and Canada. We are also a distributor of other building materials, including siding, windows, specialty lumber products and waterproofing systems for residential and nonresidential building exteriors. We purchase products from a large number of manufacturers and then distribute these goods to a customer base consisting of contractors and, to a lesser extent, general contractors, retailers and building material suppliers.

Depending on the market, each of our branches carries from about 2,000 to 11,000 SKUs, totaling to more than 200,000 SKUs throughout our network of 236 branches across the United States and Canada. In fiscal year 2013, approximately 92% of our net sales were in the United States. We stock one of the most extensive assortments of high-quality branded products in the industry, enabling us to deliver products to our customers on a timely basis.

Execution of the operating plan at each of our branches drives our financial results. Revenues are impacted by the relative strength of the residential and non-residential roofing markets we serve. We strive for an appropriate mix of residential, non-residential and complementary product sales in all of our regions but allow each of our branches to influence its own marketing plan and mix of products based upon its local market. We differentiate ourselves from the competition by providing many customer services such as job site delivery, tapered insulation layouts and design and metal fabrication, and by providing credit. We consider customer relations and our employees' knowledge of roofing and exterior building materials to be important to our ability to increase customer loyalty and maintain customer satisfaction. We invest significant resources in training our employees in sales techniques, management skills and product knowledge. While we consider these attributes important drivers of our business, we also continually pay close attention to controlling operating costs.

Our growth strategy includes both internal growth (opening branches, growing sales with existing customers, adding new customers and introducing new products) and acquisition growth. Our main acquisition strategy is to target market leaders in geographic areas that we do not service or that complement our existing operations in an area. The following transactions highlight our recent success delivering on our growth strategy:

- We have continued to focus on organic greenfield growth with the opening of 10 new branches in 2013, four new branches in 2012 and three new branches in 2011. These 17 new branch locations in the past three years have allowed us to strategically penetrate deeper into many of our existing markets and enter into new markets. Additionally in October 2013, we continued to accelerate our greenfield activity by opening two new branches bringing our branch count as of November 1, 2013 to 238.
- In December 2012, we acquired Ford Wholesale Co., a distributor of residential and commercial roofing and related accessories with three locations in Northern California. This acquisition provided entry into a new geographic market with no branch overlap with our existing operations.
- In November 2012, we acquired McClure-Johnston a distributor of residential and commercial roofing products and related accessories, which was headquartered in the Pittsburgh area and had 14 branches at the time of acquisition, including eight in Pennsylvania, three in West Virginia, one in Western Maryland and two in Georgia. This acquisition complemented an existing market in which we previously had operations, allowing us to capture more of the localized market share.

- In July 2012, we acquired Structural Materials Co. ("Structural"), a distributor of residential and commercial roofing products and related accessories headquartered in Santa Ana, CA. Structural has six locations in Los Angeles and Orange Counties and in the surrounding areas, which we integrated into our existing Pacific Supply region in Southern California.
- In May 2011, we acquired Enercon Products Inc. ("Enercon"), a roofing distributor with six locations in Western Canada. Headquartered within its branch in Edmonton, Enercon also has branches in Calgary, Regina and Saskatoon and two branches in Vancouver. This acquisition provided entry into a new geographic market with no branch overlap with our existing operations.

General

We sell all materials necessary to install, replace and repair residential and non-residential roofs, including:

- Shingles;
- Single-ply roofing;
- Metal roofing and accessories;
- Modified bitumen;
- Built up roofing;
- Insulation;
- Slate and tile;
- Fasteners, coatings and cements; and
- Other roofing accessories.

We also sell complementary building products such as:

- Vinyl siding;
- Doors, windows and millwork;
- Wood and fiber cement siding;
- Residential insulation; and
- Waterproofing systems.

The following is a summary of our net sales by product group (in thousands) for the last three full fiscal years ("2013", "2012" and "2011"). Percentages may not total due to rounding.

	Year Ended September 30,					
	2013		2012		2011	
(dollars in thousands)	Net Sales	Mix	Net Sales	Mix	Net Sales	Mix
Residential roofing products	$1,100,508	49.1%	$1,023,547	50.1%	$ 849,970	46.8%
Non-residential roofing products	822,726	36.7%	757,906	37.1%	718,145	39.5%
Complementary building products	317,489	14.2%	262,205	12.8%	249,308	13.7%
	$2,240,723	100.0%	$2,043,658	100.0%	$1,817,423	100.0%

We have over 47,000 customers, none of which individually represent more than 2% of our total net sales. Many of our customers are small to mid-size contractors with relatively limited capital resources. We maintain strict credit review and approval policies, which has helped to keep losses from uncollectible customer receivables within our expectations. Bad debt expense in 2013 was less than 0.1% due primarily to continued improvement in the economy and credit environment. Bad debt expense in 2012 was in line with our normal historical levels at approximately 0.2% of net sales, while bad debts in 2011 were slightly higher than normal levels at 0.4% of net sales but still within our tolerance in consideration of the recovering economy.

Our expenses consist primarily of the cost of products purchased for resale, labor, fleet, occupancy, and selling and administrative expenses. We compete for business and may respond to competitive pressures at times by lowering prices in order to maintain our market share.

We opened 10 new branches in 2013, four new branches in 2012 and three in 2011. While we slowed the pace of new branch openings following the economic downturn that began in 2007, we began increasing our greenfield activity in 2013 which we expect to continue through 2014 as part of our continued growth strategy. Typically, when we open a new branch, we transfer a certain level of existing business from an existing branch to the new branch. This allows the new branch to commence with a base business and also allows the existing branch to target other growth opportunities.

In managing our business, we consider all growth, including the opening of new branches, to be internal (organic) growth unless it results from an acquisition. When we refer to growth in existing markets or internal growth, we include growth from existing and newly opened branches but exclude growth from acquired branches until they have been under our ownership for at least four full fiscal quarters at the start of the fiscal reporting period. When we refer to regions, we are referring to our geographic regions. At September 30, 2013, we had a total of 236 branches in operation. Our existing market calculations for 2013 include 196 branches and exclude 40 branches because they were acquired after the start of last year. Acquired markets for 2013 include Cassady Pierce, Structural Materials, CRS, McClure-Johnston, Ford Wholesale, Construction Materials Supply, The Roofing Connection and Fowler & Peth (See Note 4 to the Consolidated Financial Statements).

When we refer to our net product costs, we are referring to our invoice cost less the impact of short-term buying programs (also referred to as "special buys" given the manner in which they are offered).

Results of operations

The following discussion compares our results of operations for 2013, 2012 and 2011.

The following table presents information derived from our consolidated statements of operations expressed as a percentage of net sales for each of the respective the periods indicated. Percentages may not total due to rounding.

	Year ended September 30,		
	2013	2012	2011
Net sales	100.0%	100.0%	100.0
Cost of products sold	76.3	75.5	76.9
Gross profit	23.7	24.5	23.1
Operating expenses	17.9	17.5	17.4
Income from operations	5.8	7.0	5.7
Interest expense, financing costs and other	(0.4)	(0.8)	(0.7)
Income before income taxes	5.4	6.2	5.0
Income taxes	(2.2)	(2.5)	(1.7)
Net income	3.2%	3.7%	3.3%

2013 compared to 2012

The following table shows a summary of our results of operations for 2013 and 2012, broken down by existing markets and acquired markets.

	Existing Markets		Acquired Markets		Consolidated	
(dollars in thousands)	**2013**	**2012**	**2013**	**2012**	**2013**	**2012**
Net sales	$1,975,612	$1,952,942	$265,111	$90,716	$2,240,723	$2,043,658
Gross profit	462,198	477,263	69,199	24,141	531,397	501,404
Gross margin	23.4%	24.4%	26.1%	26.6%	23.7%	24.5%
Operating expenses	333,144	332,065	68,532	25,667	401,676	357,732
Operating expenses as a % of net sales	16.9%	17.0%	25.9%	28.3%	17.9%	17.5%
Operating income (loss)	$ 129,054	$ 145,198	$ 667	$ (1,526)	$ 129,721	$ 143,672
Operating margin	6.5%	7.4%	0.3%	-1.7%	5.8%	7.0%

The operating expenses in acquired markets above for 2013 and 2012 include $7.9 and $2.1 million of amortization of intangible assets recorded under purchase accounting, respectively.

Net Sales

Consolidated net sales increased $197.1 million, or 9.6%, to $2.24 billion in 2013 from $2.04 billion in 2012. Existing market sales increased $22.7 million or 1.2% (0.4% based on the same number of business days). Acquired market sales increased $174.4 million due to a full year's sales impact from the 2012 acquisitions and the partial year impact from our 2013 acquisitions. We attribute the existing market sales increase primarily to the following factors:

- better weather conditions in the fourth quarter of this year allowed for an increase in roofing activities, especially residential roofing; and
- strong growth in complementary building product sales.

Partially offset by:

- by heavy rains in several regions during the third quarter and fewer hail storms in 2013;
- last year's very high level of re-roofing activities, including the beneficial impact from mild weather in December 2011 and strong carry over business from the significant storm activity in 2011; and
- a slowdown in non-residential roofing activity in 2013, primarily in the first half of the year.

In 2013, we acquired 19 branches, opened 10 new branches, and closed two branches. In 2013, we have estimated the impact of inflation or deflation on our existing market sales and gross profit by looking at changes in our average selling prices and gross margins (discussed below). Average selling prices for residential and non-residential were flat overall (each less than +/-1% movement) in 2013 compared to 2012, while complementary product prices were up approximately 3%. Overall, blended price increases contributed an approximate $10 million of incremental sales in 2013 compared to 2012. Additionally, we also benefited from 253 business days in 2013 compared to 251 in 2012 which contributed to an approximate $15 million of year over year existing market sales growth. We estimate the impact on existing market sales related to year over year changes in unit volume (adjusted for the additional business days) was a decline of approximately $3 million.

Existing market net sales by geographical region increased (decreased) as follows: Northeast (3.7)%; Mid-Atlantic (7.8)%; Southeast 21.4%; Southwest 14.8%; Midwest (7.8%); West (2.9)%; and Canada 4.8%. These variations were primarily caused by short-term factors such as local economic conditions, weather conditions and storm activity that can influence the comparisons of a single geographical region.

The product group sales for our existing markets were as follows:

For the Fiscal Years Ended

(dollars in millions)	2013 Net Sales	2013 Mix	2012 Net Sales	2012 Mix	Change		% Change Based On Average Sales Per Business Day
Residential roofing products	$ 977.8	49.5%	$ 965.2	49.4%	$12.6	1.3%	0.5%
Non-residential roofing products	735.1	37.2%	738.0	37.8%	(2.9)	-0.4%	-1.2%
Complementary building products	262.7	13.3%	249.7	12.8%	13.0	5.2%	4.4%
	$1,975.6	100.0%	$1,952.9	100.0%	$22.7	1.2%	0.4%

For 2013, our acquired markets recognized sales of $122.7, $87.7 and $54.7 million in residential roofing products, non-residential roofing products and complementary building products, respectively. The 2013 existing market sales of $1,975.6 million plus the total sales from acquired markets of $265.1 million agrees (rounded) to our reported total 2013 sales of $2,240.7 million. For 2012, our acquired markets recognized sales of $58.4, $19.9 and $12.5 million in residential roofing products, non-residential roofing products and complementary building products, respectively. The 2012 existing market sales of $1,952.9 million plus the total sales from acquired markets of $90.8 million agrees (rounded) to our reported total 2012 sales of $2,043.7 million. Prior year sales by product group are presented in a manner consistent with the current year's product classifications. We believe the existing market information is useful to investors because it helps explain organic growth or decline.

Gross Profit

(dollars in millions)	2013	2012	Change		
Gross profit	$531.4	$501.4	$ 30.0		6.0%
Existing markets	462.2	477.3	(15.1)		-3.2%
Gross margin	23.7%	24.5%		-0.8%	
Existing markets	23.4%	24.4%		-1.0%	

Our existing market gross profit declined $15.1 million, or 3.2% in 2013, while our acquired market gross profit increased $45.1 million. Our overall and existing market gross margins decreased to 23.7% and 23.4%, in 2013, respectively, from 24.5% and 24.4% in 2012. The decline in gross margin in 2013 was primarily due to product cost increases that have not been consistently passed through to customers due to the soft demand environment.

Direct sales (products shipped by our vendors directly to our customers), which typically have substantially lower gross margins than our warehouse sales, represented 17.5% and 17.7% of our net sales in 2013 and 2012, respectively. This decrease was primarily attributable to the lower mix of non-residential roofing product sales, which are more commonly facilitated by direct shipment. There were no material divisional impacts from changes in the direct sales mix of our geographical regions.

Operating Expenses

(dollars in millions)	2013	2012	Change	
Operating expenses	$401.7	$357.7	$44.0	12.3%
Existing markets	333.1	332.1	1.0	0.3%
Operating expenses as a% of sales	17.9%	17.5%	0.4%	
Existing markets	16.9%	17.0%	-0.1%	

Operating expenses in our existing markets were relatively flat year over year increasing $1.0 million, or 0.3% in 2013, to $333.1 million, compared to $332.1 million in 2012, while our acquired markets expenses increased by $43.0 million to $68.5 million. The following factors were the leading causes of the higher operating expenses in our existing markets:

- increased payroll and related costs of $7.1 million primarily due to higher salaries and wages, overtime pay and payroll taxes;
- increased warehouse and selling expenses of $3.6 million from higher fuel and transportation costs, rent and real estate taxes, and credit card fees; and
- increased depreciation of $0.5 million from the impact of increased capital expenditures and acquisition activity in recent years.

Partially offset by

- lower employee benefit costs of $3.6 million due primarily to lower bonus, profit-sharing accruals and stock compensation expense;
- decreased amortization expense of $1.6 million from lower amortization of intangibles; and
- decreased bad debt expense of $4.5 million due primarily to a lower percentage of past-due accounts and very low historical write-offs.

In 2013 and 2012, we expensed a total of $14.0 million and $9.4 million, respectively, for the amortization of intangible assets recorded under purchase accounting, including the impact from acquired markets. Our existing markets operating expenses as a percentage of the related net sales were 16.9% and 17.0% in 2013 and 2012, respectively.

Interest Expense, Financing Costs and Other

Interest expense, financing costs and other were $8.2 million in 2013 compared to $17.2 million in 2012 due primarily to lower debt balances in 2013 and a marginally lower effective interest rate. The 2012 expense includes a charge of $2.6 million for the recognition of the fair value of certain interest rate derivatives and $1.2 million resulting from the refinancing of our debt. These negative factors on interest expense, financing costs and other in 2012 were partially offset by the benefit from lower outstanding total debt. Excluding the impact of our interest rate derivatives, interest expense, financing costs and other would have been $1.3 and $7.5 million lower in 2013 and 2012, respectively.

Income Taxes

Income tax expense was $48.9 million in 2013, an effective tax rate of 40.2%, compared to $50.9 million in 2012, which was an effective tax rate of 40.3%. We expect our future annual income tax rate to average approximately 39.5% to 40.5%, excluding any discrete items.

2012 compared to 2011

The following table shows a summary of our results of operations for 2012 and 2011, broken down by existing markets and acquired markets.

(dollars in thousands)	Existing Markets 2012	Existing Markets 2011	Acquired Markets 2012	Acquired Markets 2011	Consolidated 2012	Consolidated 2011
Net sales	$1,905,441	$1,792,391	$138,217	$25,032	$2,043,658	$1,817,423
Gross profit	464,149	413,227	37,255	6,398	501,404	419,625
Gross margin	24.4%	23.1%	27.0%	25.6%	24.5%	23.1%
Operating expenses	321,057	311,347	36,675	4,536	357,732	315,883
Operating expenses as a % of net sales	16.8%	17.4%	26.5%	18.1%	17.5%	17.4%
Operating income (loss)	$ 143,092	$ 101,880	$ 580	$ 1,862	$ 143,672	$ 103,742
Operating margin	7.5%	5.7%	0.4%	7.4%	7.0%	5.7%

Net Sales

Consolidated net sales increased $226.2 million, or 12.5%, to $2,043.7 million in 2012 from $1,817.4 million in 2011. Existing markets sales increased $113.0 million or 6.3% (7.6% based on the same number of business days). Acquired markets sales increased $113.2 million due to a full year's sales impact from the 2011 acquisitions and the partial year impact from our 2012 acquisitions. We attribute the existing markets sales increase primarily to the following factors:

- better weather conditions in the first half of 2012 allowed for an increase in roofing activities, especially residential roofing;
- strong growth in the first half of 2012 in the markets affected by 2011 storms;
- strong growth in non-residential roofing activity in most of our regions through the second quarter of 2012; and
- industry-wide price increases in our roofing product groups since the second quarter of 2011.

Partially offset by:

- less roofing activity in the back half of 2012 in the markets affected by 2011 hail storms; and
- a slowdown in non-residential roofing activity during the back half of 2012.

In 2012, we acquired twenty-two branches, opened four new branches, and closed two branches. In 2012, we have estimated the impact of inflation or deflation on our sales and gross profit by looking at changes in our average selling prices and gross margins (discussed below). Average selling prices were up overall 3 – 4% in 2012 compared to 2011, with price increases of non-residential products at 8 – 9%. Residential roofing product prices were up slightly at 1%, while complementary product prices were up 3 – 4%. The higher gross margins in 2012 are an indicator that the inflation in our net product costs was less than the impact from the increase in our average selling prices. Existing markets net sales by geographical region increased (decreased) as follows: Northeast 6.3%; Mid-Atlantic 10.9%; Southeast 13.9%; Southwest 10.3%; Midwest (3.0%); West 2.8%; and Canada 3.1%. These variations were primarily caused by short-term factors such as local economic conditions, weather conditions and storm activity that influence the comparisons of a single geographical region. We had 251 business days in 2012 compared to 254 in 2011.

The product group sales for our existing markets were as follows:

For the Fiscal Years Ended

(dollars in millions)	2012 Net Sales	2012 Mix	2011 Net Sales	2011 Mix	Change		% Change Based On Average Sales Per Business Day
Residential roofing products	$ 923.5	48.5%	$ 826.2	46.1%	$ 97.3	11.8%	13.1%
Non-residential roofing products	734.0	38.5%	717.4	40.0%	16.6	2.3%	3.5%
Complementary building products	247.9	13.0%	248.8	13.9%	(0.9)	-0.4%	0.8%
	$1,905.4	100.0%	$1,792.4	100.0%	$113.0	6.3%	7.6%

For 2012, our acquired markets recognized sales of $100.1, $23.9 and $14.2 million in residential roofing products, non-residential roofing products and complementary building products, respectively. The 2012 existing markets sales of $1,905.4 million plus the total sales from acquired markets of $138.2 million agrees (rounded) to our reported total 2012 sales of $2,043.7 million. For 2011, our acquired markets recognized sales of $23.8, $0.7 and $0.5 million in residential roofing products, non-residential roofing products and complementary building products, respectively. The 2011 existing markets sales of $1,792.4 million plus the sales from acquired markets of $25.0 million agrees to our reported total 2011 sales of $1,817.4 million. Prior year sales by product group are presented in a manner consistent with the current year's product classifications. We believe the existing markets information is useful to investors because it helps explain organic growth or decline.

Gross Profit

(dollars in millions)	2012	2011	Change		
Gross profit	$501.4	$419.6	$81.8		19.5%
Existing markets	464.1	413.2	50.9		12.3%
Gross margin	24.5%	23.1%		1.4%	
Existing markets	24.4%	23.1%		1.3%	

Our existing markets gross profit increased $50.9 million or 12.3% in 2012, while our acquired markets gross profit increased $30.9 million. Our overall and existing markets gross margins increased to 24.5% and 24.4% in 2012, respectively, from 23.1% in 2011. The higher gross margins in 2012 were due primarily to improved gross margins in residential roofing product sales and an increase in our mix of those residential product sales, which generally have higher gross margins than our other products.

Direct sales (products shipped by our vendors directly to our customers), which typically have substantially lower gross margins than our warehouse sales, represented 17.7% and 20.4% of our net sales in 2012 and 2011, respectively. This decrease was primarily attributable to the lower mix of non-residential roofing product sales, which are more commonly facilitated by direct shipment. There were no material divisional impacts from changes in the direct sales mix of our geographical regions.

Operating Expenses

(dollars in millions)	2012	2011	Change		
Operating expenses	$357.7	$315.9	$41.8		13.2%
Existing markets	321.1	311.3	9.8		3.1%
Operating expenses as a% of sales	17.5%	17.4%		0.1%	
Existing markets	16.8%	17.4%		-0.6%	

Operating expenses in our existing markets increased $9.8 million or 3.1% in 2012 to $321.1 million, compared to $311.3 million in 2011, while our acquired markets expenses increased by $32.1 million to $36.7 million. The following factors were the leading causes of the higher operating expenses in our existing markets:

- increased payroll and related costs of $12.3 million primarily due to higher incentive-based pay, overtime pay, certain benefits and payroll taxes;
- increased selling expenses of $1.4 million from higher fuel and transportation costs and credit card fees; and
- increases in general and administrative costs of $3.6 million principally from higher professional fees, severance costs, general insurance costs and travel expenses;

Partially offset by:

- decreased depreciation and amortization expense of $4.3 million from lower amortization of intangibles and reduced depreciation from the impact of low capital expenditures in recent years; and
- decreased bad debts of $3.9 million due primarily to a lower percentage of past-due accounts as improvement in the roofing industry enabled more of our customers to stay current with their required payments.

In 2012 and 2011, we expensed a total of $9.4 million and $8.6 million, respectively, for the amortization of intangible assets recorded under purchase accounting, including the impact from acquired markets. Our existing markets operating expenses as a percentage of the related net sales decreased to 16.8% in 2012 from 17.4% in 2011 due to the positive impact from the higher sales, partially offset by the impact from the above increases.

Interest Expense, Financing Costs and Other

Interest expense, financing costs and other were $17.2 million in 2012 compared to $13.4 million in 2011. The 2012 expense includes a charge of $2.6 million for the recognition of the fair value of certain interest rate derivatives and $1.2 million resulting from the refinancing of our debt. These negative factors on interest expense, financing costs and other in 2012 were partially offset by the benefit from lower outstanding total debt. Interest expense, financing costs and other would have been $7.5 and $5.1 million lower in 2012 and 2011, respectively, without the impact of our interest rate derivatives.

Income Taxes

Income tax expense was $50.9 million in 2012, an effective tax rate of 40.3%, compared to $31.2 million in 2011, which was an effective tax rate of 34.5%. The 2011 income tax expense includes the beneficial impact of $5.1 million, $0.11 diluted earnings per share, from the reversal of the net deferred tax liability associated with a change in the tax status of our Canadian operations as discussed below. Without that benefit, our effective tax rate would have been approximately 40.1% in 2011. We expect our future annual income tax rate to average approximately 39.5% to 40.5%, excluding any discrete items.

Seasonality and quarterly fluctuations

In general, sales and net income are highest during our first, third and fourth fiscal quarters, which represent the peak months of construction and re-roofing, especially in our branches in the northern and mid-western U.S. and in Canada. We have historically incurred low net income levels or net losses during the second quarter when our sales are substantially lower.

We generally experience an increase in inventory, accounts receivable and accounts payable during the third and fourth quarters of the year as a result of the seasonality of our business. Our peak cash usage generally occurs during the third quarter, primarily because accounts payable terms offered by our suppliers typically have due dates in April, May and June, while our peak accounts receivable collections typically occur from June through November.

We generally experience a slowing of our accounts receivable collections during our second quarter, mainly due to the inability of some of our customers to conduct their businesses effectively in inclement weather in certain of our divisions. We continue to attempt to collect those receivables, which require payment under our standard terms. We do not provide material concessions to our customers during this quarter of the year.

Our vendors are also affected by the seasonality in the industry and are more likely to provide seasonal incentives in our second quarter as a result of the lower level of roofing activity. We generally experience our peak working capital needs during the third quarter after we build our inventories following the winter season but before we begin collecting on most of our spring receivables.

Certain quarterly financial data

The following table sets forth certain unaudited quarterly data for the fiscal years 2013 and 2012 which, in the opinion of management, reflect all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of this data. Results of any one or more quarters are not necessarily indicative of results for an entire fiscal year or of continuing trends. Totals may not total due to rounding.

	Fiscal year 2013				Fiscal year 2012			
	Qtr 1	Qtr 2	Qtr 3	Qtr 4	Qtr 1	Qtr 2	Qtr 3	Qtr 4
	(dollars in millions, except per share data) (unaudited)							
Net sales	$513.7	$416.3	$627.2	$683.5	$489.9	$395.2	$560.5	$598.1
Gross profit	126.8	99.7	147.3	157.6	117.3	93.7	140.7	149.6
Income (loss) from operations	32.3	1.9	48.0	47.5	34.3	9.8	51.3	48.3
Net income (loss)	$ 18.2	$ (0.2)	$ 27.2	$ 27.4	$ 19.1	$ 3.1	$ 25.4	$ 27.9
Earnings (loss) per share – basic	$ 0.38	$ —	$ 0.56	$ 0.56	$ 0.41	$ 0.07	$ 0.54	$ 0.59
Earnings (loss) per share – fully diluted	$ 0.37	$ —	$ 0.55	$ 0.55	$ 0.41	$ 0.07	$ 0.53	$ 0.58
Quarterly sales as % of year's sales	22.9%	18.6%	28.0%	30.5%	24.0%	19.3%	27.4%	29.3%
Quarterly gross profit as % of year's gross profit	23.9%	18.8%	27.7%	29.7%	23.4%	18.7%	28.1%	29.8%
Quarterly income (loss) from operations as % of year's income from operations	24.9%	1.5%	37.0%	36.7%	23.9%	6.8%	35.7%	33.6%

Earnings in the first quarter of fiscal 2013 included a benefit of $1.3 million ($0.8 million net of tax), or $0.02 diluted earnings per share, for the recognition of the fair value of the ineffective portion of certain interest rate derivatives in interest expense, financing costs and other and a charge of $0.9 million ($0.5 million net of tax) for termination benefits, or $0.01 diluted earnings per share, associated with the retirement of our CFO.

Earnings in the second quarter of fiscal 2013 included a benefit of $1.2 million ($0.8 million net of tax), or $0.02 diluted earnings per share, for the recognition of the fair value of the ineffective portion of certain interest rate derivatives in interest expense, financing costs and other.

Earnings in the third quarter of fiscal 2013 included a charge of $0.1 million ($0.1 million net of tax), or $0.00 diluted earnings per share, associated with the termination benefits of certain employees.

Earnings in the fourth quarter of fiscal 2013 included a charge of $0.3 million ($0.2 million net of tax), or $0.00 diluted earnings per share, associated with the termination benefits of certain employees.

Earnings in the first quarter of fiscal 2012 included the beneficial impact of $1.0 million, or $0.02 diluted earnings per share, from the reduction in the liability for Enercon Products' contingent consideration.

Earnings in the third quarter of fiscal 2012 were impacted by the following charges: $3.7 million ($2.2 million net of tax), or $0.05 diluted earnings per share, for the recognition of the fair value of certain interest rate derivatives in interest expense, financing costs and other; $1.2 million ($0.7 million net of tax), or $0.02 diluted earnings per share, resulting from the refinancing; and $1.3 million, or $0.03 diluted earnings per share, from the increase in the liability for Enercon Products' contingent consideration.

Earnings in the fourth quarter of fiscal 2012 included: a charge of $3.0 million ($1.8 million net of tax) for termination benefits, or $0.04 diluted earnings per share, associated with the July 2012 acquisition of Structural Materials Co. and the retirement of one of our officers; and a benefit of $1.1 million ($0.7 million net of tax), or $0.01 diluted earnings per share, for the recognition of the fair value of certain interest rate derivatives in interest expense, financing costs and other.

Impact of inflation

We believe that our results of operations are not materially impacted by moderate changes in the economic inflation rate. In general, we have historically been successful in passing on price increases from our vendors to our customers in a timely manner. During 2012, we began experiencing escalations in average inventory prices. These increases were negligible and were effectively passed along to our customers with little impact to our net operating results. In 2013, pricing increases from our vendors accelerated ahead of the economic rate of inflation and we were unsuccessful in passing all increases on to our customers as a result of softer overall market conditions and extended winter weather. As result, we absorbed the unallocated cost increases in gross profit, which drove a decline in gross margin from 24.5% in 2012 to 23.7% in 2013.

Liquidity and capital resources

We had cash and cash equivalents of $47.0 million at September 30, 2013 compared to $40.2 million at September 30, 2012. Our net working capital was $391.3 million at September 30, 2013 compared to $334.8 million at September 30, 2012.

2013 compared to 2012

Our net cash provided by operating activities was $78.5 million in 2013 compared to $85.4 million in 2012. Cash from operations decreased due to the decline in net income of $3.0 million, lower non-cash adjustments of $2.2 million and an increase in cash used by working capital changes of $1.7 million, net of the impact of businesses acquired. Changes in working capital in 2013 included increases in accounts receivable and inventories of $22.8 million and $16.0 million, respectively. The negative impact from those changes, however, were partially offset by a decrease in prepaid expenses and other assets of $8.3 million and an increase accounts payable and accrued expenses of $4.7 million. The increase in accounts receivable was due to stronger sales activity in the fourth quarter of 2013 as compared to 2012. Our days sales outstanding (calculated based on the ending accounts receivable balance and the most recent quarter's sales) is in line with prior year. Inventory turns were relatively flat year over year, as the impact of a higher inventory level was offset by the positive impact of higher sales. The higher level of inventory was primarily due to our acquisitions during 2013. The increase in accounts payable and accrued expenses was primarily due increased accounts payable related to an increased level of inventory purchases during the fourth quarter of 2013 compared to 2012. Lastly, the increase in prepaid expenses and other assets was mostly due to an increase in amounts due from vendors for incentives.

Net cash used in investing activities was $89.5 million in 2013 compared to $157.0 million used in 2012. Capital expenditures were $26.1 million in 2013 compared to $17.4 million in 2012. In addition, we spent $64.6 million on acquisitions in 2013 compared to $141.0 million in 2012. We currently expect fiscal year 2014 capital expenditures to total between 1.0% to 1.5% of net sales, mostly dependent upon our sales volume and exclusive of the impact of new branch openings.

Net cash provided by financing activities was $18.0 million in 2013 compared to a cash use of $31.8 million in 2012. In 2013, we had net borrowings of $6.3 million under our revolving credit facilities and made scheduled repayments of $11.8 million under our term loan. Comparatively in 2012, there were

$91.8 million of loan repayments, net of proceeds of $225.0 million from our new term loan, $4.0 million from new loans under our equipment financing facility and $41.3 million under our new revolving lines of credit. In connection with the new credit facility we paid $5.4 million in deferred financing costs. Stock option exercises provided for proceeds of $18.6 million in 2013 compared to $24.1 million in 2012.

2012 compared to 2011

Our net cash provided by operating activities was $85.4 million in 2012 compared to $79.3 million in 2011. The higher cash from operations was due to the increase in net income of $16.3 million and higher non-cash adjustments of $13.3 million, mostly offset by more cash used by working capital changes of $23.6 million, net of the impact of businesses acquired. Changes in working capital in 2012 included decreases in accounts receivable and inventories of $19.8 and $13.3 million, respectively. The positive impact from those changes, however, were more than offset by a decrease in accounts payable and accrued expenses of $44.2 million and a decrease in prepaid expenses and other assets of $22.4 million. The decrease in accounts receivable was due to improved collections from customers in 2012 as compared to 2011. Our days sales outstanding (calculated based on the ending accounts receivable balance and the most recent quarter's sales) were down slightly due to the improvement in collections from our customers and more residential sales, which generally have shorter payment terms. Inventory turns were relatively flat year over year, as the impact of a higher inventory level was offset by the positive impact of higher sales. The higher level of inventory was primarily due to our acquisitions during 2012. The decrease in accounts payable and accrued expenses was primarily due to a lower level of inventory purchases during the fourth quarter of 2012 compared to 2011. Lastly, the increase in prepaid expenses and other assets was mostly due to an increase in amounts due from vendors for incentives.

Net cash used in investing activities was $157.0 million in 2012 compared to $47.8 million used in 2011. Capital expenditures were $17.4 million in 2012 compared to $14.4 million in 2011. In addition, we spent $141.0 million on acquisitions in 2012 compared to $34.9 million in 2011.

Net cash used in financing activities was $31.8 million in 2012 compared to $5.0 million used in 2011. In 2012, there were $91.8 million of loan repayments, net of proceeds of $225.0 million from our new term loan and $4.0 million from new loans under our equipment financing facility. We borrowed $41.3 million under our new revolving lines of credit. We also received $24.1 million of proceeds from exercises of stock options and paid $5.4 million in deferred financing costs in 2012. The financing activities in 2011 primarily reflected repayments under our credit and equipment financing facilities, net of proceeds of $3.2 million from new loans under our equipment financing facility, and proceeds from exercises of stock options.

Capital Resources

Our principal source of liquidity at September 30, 2013 was our cash and cash equivalents of $47.0 million and our available borrowings of $272.1 million under revolving lines of credit, which takes into account all of the debt covenants under the Credit Facility (see below), including the maximum consolidated total leverage ratio and minimum consolidated interest coverage ratio. Borrowings outstanding under the revolving lines of credit in the accompanying balance sheet at September 30, 2013 and September 30, 2012 were classified as short-term debt. This was because there is no current expectation of a minimum level of outstanding revolver borrowings in the twelve months following 2013 and we paid off the September 30, 2012 borrowings in 2013.

Liquidity is defined as the current amount of readily available cash and the ability to generate adequate amounts of cash to meet the current needs for cash. We assess our liquidity in terms of our cash and cash equivalents on hand and the ability to generate cash to fund our operating activities, taking into consideration the seasonal nature of our business. Our cash equivalents are comprised of highly liquid money market funds which invest primarily in commercial paper or bonds with a rating of A-1 or better, and bank certificates of deposit.

Significant factors which could affect future liquidity include the following:

- the adequacy of available bank lines of credit;
- the ability to attract long-term capital with satisfactory terms;
- cash flows generated from operating activities;

- acquisitions; and
- capital expenditures.

Our primary capital needs are for working capital obligations and other general corporate purposes, including acquisitions and capital expenditures. Our primary sources of working capital are cash from operations and cash equivalents, supplemented by bank borrowings. In the past, we have paid for acquisitions from cash on hand or financed them initially through increased bank borrowings, the issuance of common stock and/or other borrowings. We then repay any such borrowings with cash flows from operations. We have funded our past capital expenditures through increased bank borrowings, including equipment financing, or through capital leases, and then have reduced these obligations with cash flows from operations.

We believe we have adequate current liquidity and availability of capital to fund our present operations, meet our commitments on our existing debt and fund anticipated growth, including expansion in existing and targeted market areas. We continually seek potential acquisitions and from time to time hold discussions with acquisition candidates. If suitable acquisition opportunities or working capital needs arise that would require additional financing, we believe that our financial position and earnings history provide a strong base for obtaining additional financing resources at competitive rates and terms, as we have in the past. We may also issue additional shares of common stock to raise funds, which we last did in December 2005, or we may issue preferred stock.

Monitoring and Assessing Collectability of Accounts Receivable

We perform periodic credit evaluations of our customers and typically do not require collateral, although we typically obtain payment and performance bonds for any type of public work and have the ability to lien projects under certain circumstances. Consistent with industry practices, we require payment from most customers within 30 days, except for sales to our commercial roofing contractors, which we typically require to pay in 60 days.

As our business is seasonal in certain geographic regions, our customers' businesses are also seasonal. Sales are lowest in the winter months and our past due accounts receivable balance as a percentage of total receivables generally increases during this time. Throughout the year, we closely monitor our receivables and record estimated reserves based upon our judgment of specific customer situations, aging of accounts and our historical write-offs of uncollectible accounts.

Our regional credit offices are staffed to manage and monitor our receivable aging balances and our systems allow us to enforce pre-determined credit approval levels and properly leverage new business. The credit pre-approval process denotes the maximum requested credit amount that each level of management can approve, with the highest credit amount requiring approval by our CEO and CFO. There are daily communications with branch and field staff. Our regional offices conduct periodic reviews with their branch managers, various regional management staff and the VP-Credit. Depending on the state of the respective region's receivables, these reviews can be weekly, bi-weekly or monthly. Additionally, the regions are required to submit a monthly receivable forecast to the VP-Credit. On a monthly basis, the VP-Credit will review and discuss these forecasts, as well as a prior month recap, with the CEO and CFO.

Periodically, we perform a specific analysis of all accounts past due and write off account balances when we have exhausted reasonable collection efforts and determined that the likelihood of collection is remote based upon the following factors:

- aging statistics and trends;
- customer payment history;
- review of the customer's financial statements when available;
- independent credit reports; and
- discussions with customers.

We still pursue collection of amounts written off in certain circumstances and credit the allowance for any subsequent recoveries. In the past, annual bad debt expense has averaged between 0.1% and 0.4% of net sales. In 2013, bad debt expense declined to less than 0.1% of net sales. Comparatively in 2012, bad debt expense was 0.2% of net sales. The continued reduction in bad debt expense year over year is primarily attributed to the continued economic recovery and credit environment.

Indebtedness

We currently have the following credit facilities:

- A senior secured credit facility in the United States;
- A Canadian senior secured credit facility; and
- An equipment financing facility.

Senior Secured Credit Facility

On April 5, 2012, we replaced our prior credit facility with a new five-year senior secured credit facility that includes a $550 million U.S. credit facility (individually, the "U.S. Credit Facility") and a C$15 million ($14.6 million) Canadian credit facility (individually, the "Canadian Revolver") with Wells Fargo Bank, National Association, and a syndicate of other lenders (combined, the "Credit Facility"). We paid off debt of $304.0 million that was outstanding under the prior credit facility with the proceeds from the Credit Facility and from approximately $79 million of cash on hand. The $550 million U.S Credit Facility consists of a revolving credit facility of $325 million (the "U.S. Revolver"), which includes a sub-facility of $20 million for letters of credit, and a $225 million term loan (the "Term Loan"). The Term Loan has required amortization of 5% per year that is payable in quarterly installments, with the balance due on March 31, 2017. We may increase the Credit Facility by up to $200 million under certain conditions. There was $45.0 million, $2.4 million (C$2.5 million) and $208.1 million outstanding under the U.S. Revolver, Canadian Revolver and Term Loan, respectively, at September 30, 2013. There were $7.0 million of outstanding standby letters of credit at September 30, 2013.

Interest

Borrowings under the Credit Facility carry interest at a margin above the LIBOR Rate. The margin is currently 1.75% per annum and can range from 1.50% to 2.50% per annum depending upon our Consolidated Total Leverage Ratio, as defined in the Credit Facility. The Credit Facility also provides for a US base rate, defined in the agreement as the higher of the Prime Rate, or the Federal Funds Rate plus 0.50%, plus a margin above that rate. In addition, the Canadian credit facility permits borrowings under a base rate, defined in the agreement as the higher of the Canadian Prime Rate, or the annual rate of interest equal to the sum of the CDOR rate plus 1.0%, plus a margin above that rate. The margin for both base rates is currently 0.75% per annum and can range from 0.50% to 1.50% per annum depending upon our Consolidated Total Leverage Ratio, as defined in the Credit Facility. Current unused commitment fees on the revolving credit facilities are 0.375% per annum. The unused commitment fees can range from 0.35% to 0.50% per annum, again depending upon our Consolidated Total Leverage Ratio.

As of September 30, 2013, outstanding borrowings under the U.S. Revolver carried an interest rate of LIBOR plus 1.75% (1.93% at September 30, 2013) while outstanding borrowings under the Canadian Revolver carried an interest rate of Canadian Prime plus 0.75% (3.75% at September 30, 2013). Borrowings under the Term Loan carried an interest rate of LIBOR plus 1.75% (1.93% at September 30, 2013).

Financial covenants under the Credit Facility are as follows:

Maximum Consolidated Total Leverage Ratio

On the last day of each fiscal quarter, our Consolidated Total Leverage Ratio (the ratio of our outstanding debt to our trailing twelve-month earnings before interest, income taxes, depreciation, amortization and stock-based compensation), as more fully defined in the Credit Facility, must not be greater than 3.50:1.0, or 4.00:1.0 under a one-time request by us subsequent to an acquisition that meets the requirements under the Credit Facility. At September 30, 2013, this ratio was 1.63:1.

Minimum Consolidated Interest Coverage Ratio

On the last day of each fiscal quarter, our Consolidated Interest Coverage Ratio (the ratio of our trailing twelve-month earnings before interest, income taxes, depreciation, amortization and stock-based compensation to our cash interest expense for the same period), as more fully defined in the Credit Facility, must not be less than 3.00:1.0. At September 30, 2012, this ratio was 15.95:1.

As of September 30, 2013, we were in compliance with these covenants. Substantially all of our assets, including the capital stock and assets of wholly-owned subsidiaries, secure obligations under the Credit Facility.

Equipment Financing Facilities

As of September 30, 2013, there was a total of $10.6 million outstanding under prior equipment financing facilities, with fixed interest rates ranging from 2.51% to 6.75% and payments due through June 2020. The Company's current facility provides for up to $30 million of purchased transportation and material handling equipment through October 1, 2014. The applicable interest rate at the time of the advances will be approximately 1.26% above the 3-year term swap rate for 5-year loans and 1.21% above the 4-year term swap rate for 7-year loans. No further amounts can be drawn on prior facilities.

Contractual Obligations

At September 30, 2013, contractual obligations were as follows:

	Fiscal years					
(dollars in millions)	**2014**	**2015**	**2016**	**2017**	**2018**	**Thereafter**
Senior bank debt and revolver	$ 58.7	$11.3	$11.3	$174.4	$ —	$ —
Equipment financing	3.8	2.1	1.6	1.4	0.6	1.1
Operating leases	31.7	26.5	20.2	13.2	6.7	10.8
Interest(1)	8.1	7.6	7.2	4.0	0.0	0.0
Non-cancelable purchase obligations(2)	—	—	—	—	—	—
Total	$102.3	$47.5	$40.3	$193.0	$7.3	$11.9

(1) Interest payments reflect all currently scheduled amounts along with projected amounts to be paid under the senior bank debt as calculated using the current LIBOR rate at September 30, 2013 for all future periods.

(2) In general, we purchase products under purchase obligations that are cancelable by us without cost or expire after 30 days.

Capital Expenditures

We incurred capital expenditures of $26.1, $17.4 and $14.4 million in 2013, 2012 and 2011, respectively. Typically, over 80% of our capital expenditures have generally been made for transportation and material handling equipment. We currently expect future annual capital expenditures to be approximately 1% to 1.5% of net sales, exclusive of the impact of new branch openings and assuming improved economic and industry conditions.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Critical accounting policies

Critical accounting policies are those that are both important to the accurate portrayal of a company's financial condition and results and require subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

In order to prepare financial statements that conform to accounting principles generally accepted in the United States, commonly referred to as U.S. GAAP, we make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Certain estimates are particularly sensitive due to their significance to the financial statements and the possibility that future events may be significantly different from our expectations.

We have identified the following accounting policies that require us to make the most subjective or complex judgments in order to fairly present our consolidated financial position and results of operations.

Stock-Based Compensation

We account for employee and non-employee director stock-based compensation using the fair value method of accounting. Compensation cost arising from stock options and restricted stock awards granted to employees and non-employee directors is recognized using the straight-line method over the vesting period, which represents the requisite service or performance period. In calculating the expense related to stock-based compensation, we estimate option forfeitures and project the number of restricted shares and units that are expected to vest based on the related performance measures. In addition, we report the benefits of tax deductions in excess of recognized compensation cost as both a financing cash inflow and an operating cash outflow. The excess tax benefit classified as a financing activity would have been classified as an operating inflow if we did not use the fair value method.

Interest Rate Swaps

We enter into interest rate swaps to minimize the risks and costs associated with financing activities, as well as to maintain an appropriate mix of fixed-and floating-rate debt. The swap agreements are contracts to exchange variable-rate for fixed-interest rate payments over the life of the agreements. For derivative instruments designated as cash flow hedges, we record the effective portions of changes in their fair value, net of taxes, in other comprehensive income. The effectiveness of the hedges is periodically assessed by management during the lives of the hedges by 1) comparing the current terms of the hedges with the related hedged debt to assure they continue to coincide and 2) through an evaluation of the ability of the counterparties to the hedges to honor their obligations under the hedges. Any ineffective portions of the hedges are recognized in earnings through interest expense, financing costs and other.

Our refinancing transaction on April 5, 2012, resulted in hedge ineffectiveness on the derivative instruments that expired in April 2013, as the underlying term debt being hedged was repaid before the expiration of the derivative instruments. This resulted in a charge to interest expense, financing costs and other in the third quarter of 2012 for the fair value of the derivative instruments previously recorded as a component of comprehensive loss. Subsequent changes in the fair value of those swaps are also being recognized in interest expense, financing costs and other. Our derivative instrument entered into in 2012 is designated as a cash flow hedge, for which we record the effective portions of changes in its fair value, net of tax, in other comprehensive income.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses due to the failure of our customers to make required payments. We charge write-offs against our allowance for doubtful accounts, although we still pursue collection in certain circumstances and credit the allowance for any subsequent recoveries.

Inventory Valuation

Product inventories represent one of our largest assets and are recorded at net realizable value. Our goal is to manage our inventory so that we minimize out of stock positions. To do this, we maintain an adequate inventory of up to 11,000 SKUs at each branch based on sales history. At the same time, we continuously strive to better manage our slower moving classes of inventory. We monitor our inventory levels by branch and record provisions for excess inventories based on slower moving inventory. We define potential excess inventory as the amount of inventory on hand in excess of the historical usage, excluding items purchased in the last three months. We then review our most recent history of sales and adjustments of such excess inventory and apply our judgment as to forecasted demand and other factors, including liquidation value, to determine the required adjustments to net realizable value. In addition, at the end of each year, we evaluate our inventory at each branch and write off and dispose of obsolete products. Our inventories are generally not susceptible to technological obsolescence.

During the year, we perform periodic cycle counts and write off excess or damaged inventory as needed. At year-end, we take a physical inventory and record any necessary additional write-offs.

Vendor Rebates

Typical arrangements with our vendors provide for us to receive a rebate of a specified amount after we achieve any of a number of measures generally related to the volume of our purchases over a period of time.

We reserve these rebates to effectively reduce our cost of sales in the period in which we sell the product. Throughout the year, we estimate the amount of rebates receivable for the periodic programs based upon the expected level of purchases. We continually revise these estimates to reflect actual rebates earned based on actual purchase levels. Historically, our actual rebates have been within our expectations used for our estimates. If we fail to achieve a measure which is required to obtain a vendor rebate, we will have to record a charge in the period in which we determine the criteria or measure for the vendor rebate will not be met to the extent the vendor rebate was estimated and included as a reduction to costs of sales.

If market conditions were to change, vendors may change the terms of some or all of these programs. Although these changes would not affect the amounts which we have recorded related to products already purchased, it may impact our gross margin on products we sell or revenues earned in future periods.

Revenue Recognition

We recognize revenue when the following four basic criteria are met:

- persuasive evidence of an arrangement exists;
- delivery has occurred or services have been rendered;
- the price to the buyer is fixed or determinable; and
- collectability is reasonably assured.

We generally recognize revenue at the point of sale or upon delivery to the customer's site. For goods shipped by third party carriers, we recognize revenue upon shipment since the terms are FOB shipping point. Approximately 82% of our revenues are for products delivered by us or picked up by our customers at our facilities, which provides for timely and accurate revenue recognition.

We also ship certain products directly from the manufacturer to the customer. Revenues are recognized upon notifications of deliveries from our vendors. Delays in receiving delivery notifications could impact our financial results, although it has not been material to our consolidated results of operations in the past.

We also provide certain job site delivery services, which include crane rentals and rooftop deliveries of certain products, for which the associated revenues are recognized upon completion of the services. These revenues represent less than 1% of our net sales.

All revenues recognized are net of sales taxes collected, allowances for discounts and estimated returns, which are provided for at the time of pick up or delivery. In the past, customer returns have not been material to our consolidated results of operations. All sales taxes collected are subsequently remitted to the appropriate government authorities.

Income Taxes

We account for income taxes using the liability method, which requires us to recognize a current tax liability or asset for current taxes payable or refundable and a deferred tax liability or asset for the estimated future tax effects of temporary differences between the financial statement and tax reporting bases of assets and liabilities to the extent that they are realizable. Deferred tax expense (benefit) results from the net change in deferred tax assets and liabilities during the year.

FASB ASC Topic 740, Income Taxes ("ASC 740") prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Based on this guidance, we analyze our filing positions in all of the federal and state jurisdictions where we are required to file income tax returns, as well as all open tax years in these jurisdictions. Tax benefits from uncertain tax positions are recognized if it is more likely than not that the position is sustainable based solely on its technical merits.

Goodwill

We test goodwill for impairment in the fourth quarter of each fiscal year or at any other time when impairment indicators exist. Examples of such indicators include a significant change in the business climate, unexpected competition, loss of key personnel or a decline in our market capitalization below our net book value.

We perform a qualitative assessment based on economic, industry and company-specific factors as the initial step in the annual goodwill impairment test for all or selected reporting units. Based on the results of the qualitative assessment, companies are only required to perform Step 1 of the annual impairment test for a reporting unit if the company concludes that it is more likely than not that the unit's fair value is less than its carrying amount.

To the extent we conclude it is more likely than not that a reporting unit's fair value is less than its carrying amount, the two-step approach is applied. The first step would require a comparison of each reporting unit's fair value to the respective carrying value. If the carrying value exceeds the fair value, a second step is performed to measure the amount of impairment loss, if any.

We assess goodwill for impairment at the reporting unit level, which is defined as an operating segment or one level below an operating segment, referred to as a component (i.e. a business for which discrete financial information is available and regularly reviewed by component managers). We currently have five components which we evaluate for aggregation.

We evaluate the distribution methods, sales mix, and operating results of each of our components to determine if these characteristics have or will be sustained over a long-term basis. For purposes of this evaluation, we would expect our components to exhibit similar economic characteristics 3 – 5 years after events such as an acquisition within our core roofing business or management/business restructuring. This evaluation also considers major storm activity or local economic challenges that may impact the short term operations of an individual component. Components that exhibit similar economic characteristic are subsequently aggregated into a single reporting unit.

Based on our evaluation at August 31, 2013, it was determined that all of our components exhibited similar economic characteristics and therefore were aggregated into a single reporting unit (collectively the "Reporting Unit").

We concluded that the fair value of the Reporting Unit has more likely than not exceeded its respective carrying value at the goodwill measurement date. This position is consistent with the 2013 operating results in which sales for the Reporting Unit exceeded those in the prior year by 9.6%. The Company noted that operating income as compared to prior year decreased by 9.7%. The decrease in the operating margin reflects short term pricing pressure experienced by the Company. We expect the Reporting Unit to experience moderate growth in the near future. Our analysis further noted the total market capitalization exceeded the Company's carrying value by approximately 179% at August 31, 2013. This compares to 105% and 62% for that same measure at August 31, 2012 and 2011, respectively. In addition, we did not identify any macroeconomic or industry conditions or cost related factors that would indicate the fair value of the Reporting Unit was more likely than not to be less than its respective carrying value.

Lastly, there have been no events or circumstances since the date of the above assessments that would change our conclusion. If circumstances change or events occur to indicate it is more likely than not that the fair value of our Reporting Unit (under the guidelines discussed above) has fallen below its carrying values, we would test such Reporting Unit for impairment.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to certain market risks as part of our on-going business operations. Our primary exposure includes changes in interest rates and foreign exchange rates.

Interest Rate Risk

Our interest rate risk relates primarily to the variable-rate borrowings under our Credit Facility. The following discussion of our interest rate swaps (see "Financial Derivatives" below) is based on a 10% change in interest rates. These changes are hypothetical scenarios used to calibrate potential risk and do not represent our view of future market changes. As the hypothetical figures discussed below indicate, changes in fair value based on the assumed change in rates generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. The effect of a variation in a particular assumption is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another, which may magnify or counteract the sensitivities.

At September 30, 2013, we had $208.1 and $47.4 million of outstanding term loans and revolver borrowings, respectively, under our Credit Facility, and $10.6 million of equipment financing outstanding. Borrowings under our credit facility incur interest on a floating rate basis while borrowings under our equipment lease facilities incur interest on a fixed rate basis. In connection with the placement of our Credit Facility, we entered into an interest rate swap with a notional amount equal to our outstanding term loan that effectively converts our floating rate interest under the term loan to a fixed rate of 1.38%. In consideration of our hedging instruments, as of September 30, 2013, only the $47.4 million of borrowings under our revolvers were subject to variable floating interest rates. As of November 1, 2013, the borrowings under our revolvers have been repaid in full.

As of September 30, 2013, our weighted-average effective interest rate was 3.32% on total debt outstanding, compared to 3.44% on total debt outstanding at September 30, 2012. At September 30, 2013, a hypothetical 10% increase in interest rates in effect at that date would have increased annual interest expense by $0.5 million.

As discussed above, enter into interest rate swaps to minimize the risks and costs associated with financing activities, as well as to maintain an appropriate mix of fixed-and floating-rate debt. The swap agreements discussed below are to effectively exchange variable-rate for fixed-interest rate payments over the life of the agreements. The aggregate fair value of these swaps represented an unrealized loss of $3.7 million at September 30, 2013. A hypothetical increase (or decrease) of 10% in interest rates from the level in effect at September 30, 2013, would result in an aggregate unrealized gain or (loss) in value of the swaps of less than $0.4 million or ($0.1) million.

Financial Derivatives

We use derivative financial instruments to manage its exposure related to fluctuating cash flows from changes in interest rates. Use of derivative financial instruments in hedging programs subjects us to certain risks, such as market and credit risks. Market risk represents the possibility that the value of the derivative instrument will change. In a hedging relationship, the change in the value of the derivative is offset to a great extent by the change in the value of the underlying hedged item. Credit risk related to derivatives represents the possibility that the counterparty will not fulfill the terms of the contract. The notional, or contractual, amount of our derivative financial instruments is used to measure interest to be paid or received and does not represent our exposure due to credit risk. Our current derivative instruments are with large financial counterparties rated highly by nationally recognized credit rating agencies.

We use interest rate derivative instruments to manage the risk related to fluctuating cash flows from interest rate changes by converting a portion of its variable-rate borrowings into fixed-rate borrowings. As noted above, as of September 30, 2013 our outstanding interest rate derivative instruments included a $213.8 million interest rate swap with interest payments at a fixed rate of 1.38%, This interest rate swap is designated as a cash flow hedge and amortizes at $2.8 million per quarter and expires on March 31, 2017.

For derivative instruments designated as cash flow hedges, we record the effective portions of changes in their fair value, net of taxes, in other comprehensive income. The effectiveness of the hedges is periodically assessed by management during the lives of the hedges by 1) comparing the current terms of the hedges with the related hedged debt to assure they continue to coincide and 2) through an evaluation of the ability of the counterparties to the hedges to honor their obligations under the hedges. Any ineffective portions of the hedges are recognized in earnings through interest expense, financing costs and other. Our refinancing transaction on April 5, 2012 resulted in hedge ineffectiveness on the derivative instruments that expired in April 2013, as the underlying term debt being hedged was repaid before the expiration of the derivative instruments. This resulted in a $4.9 million charge to interest expense, financing costs and other in the third quarter of 2012 for the fair value of the derivative instruments previously recorded as a component of comprehensive loss. Subsequent changes in the fair value of those swaps were recognized in interest expense, financing costs and other.

We record any differences paid or received on its interest rate hedges as adjustments to interest expense, financing costs and other. The table below presents the combined fair values of the interest rate derivative instruments:

Instrument	Location on Balance Sheet	Unrealized Losses September 30, 2013	Unrealized Losses September 30, 2012	Fair Value Hierarchy
		(dollars in thousands)		
Designated interest rate swaps (effective)	Accrued expenses	$3,731	$6,005	
Non-designated interest rate swaps (ineffective)	Accrued expenses	—	2,621	Level 2
		$3,731	$8,626	

The fair values of the interest rate hedges were determined through the use of pricing models, which utilize verifiable inputs such as market interest rates that are observable at commonly quoted intervals (generally referred to as the "LIBOR Curve") for the full terms of the hedge agreements. These values reflect a Level 2 measurement under the applicable fair value hierarchy.

The table below presents the amounts of gain (loss) on the interest rate derivative instruments recognized in other comprehensive income (OCI):

(dollars in thousands)	2013	2012
Amount of Gain (Loss) Recognized in OCI (net of tax)		
Designated interest rate swaps	$1,399	$(3,660)
Non-designated interest rate swaps (reclassified from accumulated OCI)	—	2,984

The table below presents the amounts of gain (loss) on the interest rate derivative instruments recognized in interest expense, financing costs and other:

(dollars in thousands)	2013	2012
Amount of Gain (Loss) Recognized in Interest Expense, Financing Costs and Other		
Non-designated interest rate swaps	$ 7	$ 2,311
Non-designated interest rate swaps (reclassified from accumulated OCI)	—	(4,932)
	$ 7	$(2,621)

Foreign Currency Exchange Rate Risk

We have exposure to foreign currency exchange rate fluctuations for revenues generated by our operations outside the United States, which can adversely impact our net income and cash flows. Approximately 8% of our revenues in 2013 were derived from sales to customers in Canada. This business is primarily conducted in the local currency. This exposes us to risks associated with changes in foreign currency that can adversely affect revenues, net income and cash flows. We do not enter into financial instruments to manage this foreign currency exchange risk.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Beacon Roofing Supply, Inc.

Index to consolidated financial statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Beacon Roofing Supply, Inc.

We have audited the accompanying consolidated balance sheets of Beacon Roofing Supply, Inc. (the Company) as of September 30, 2013 and 2012 and the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Beacon Roofing Supply, Inc. at September 30, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Beacon Roofing Supply, Inc.'s internal control over financial reporting as of September 30, 2013, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated November 27, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Boston, Massachusetts
November 27, 2013

Beacon Roofing Supply, Inc.

Consolidated Balance Sheets

(dollars in thousands, except per share data)	September 30, 2013	September 30, 2012
Assets		
Current assets:		
Cash and cash equivalents	$ 47,027	$ 40,205
Accounts receivable, less allowances of $9,832 in 2013 and $13,464 in 2012	329,673	291,456
Inventories	251,370	222,740
Prepaid expenses and other current assets	62,422	60,287
Deferred income taxes	14,591	16,087
Total current assets	705,083	630,775
Property and equipment, net	67,659	57,376
Goodwill	469,203	443,161
Other assets, net	96,751	85,670
Total assets	$1,338,696	$1,216,982
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 182,914	$ 167,390
Accrued expenses	68,298	71,627
Current portions of long-term obligations	62,524	56,932
Total current liabilities	313,736	295,949
Senior notes payable, net of current portion	196,875	208,125
Deferred income taxes	61,003	48,196
Long-term obligations under equipment financing and other, net of current portion	12,726	12,750
Commitments and contingencies (Notes 9 and 13)		
Stockholders' equity:		
Common stock (voting); $.01 par value; 100,000,000 shares authorized; 48,984,550 issued and 48,898,622 outstanding at September 30, 2013; and 47,775,180 issued and 47,667,147 outstanding at September 30, 2012; and	488	477
Undesignated Preferred Stock; 5,000,000 shares authorized, none issued or outstanding	—	—
Additional paid-in capital	312,962	280,184
Retained earnings	441,282	368,675
Accumulated other comprehensive income (loss)	(376)	2,626
Total stockholders' equity	754,356	651,962
Total liabilities and stockholders' equity	$1,338,696	$1,216,982

See accompanying notes.

Beacon Roofing Supply, Inc.

Consolidated Statements of Operations

	Year Ended September 30,		
	2013	2012	2011
	(dollars in thousands, except per share data)		
Net sales	$ 2,240,723	$ 2,043,658	$ 1,817,423
Cost of products sold	1,709,326	1,542,254	1,397,798
Gross profit	531,397	501,404	419,625
Operating expenses	401,676	357,732	315,883
Income from operations	129,721	143,672	103,742
Interest expense, financing costs and other	8,247	17,173	13,364
Income before provision for income taxes	121,474	126,499	90,378
Provision for income taxes	48,867	50,934	31,158
Net income	$ 72,607	$ 75,565	$ 59,220
Net income per share:			
Basic	$ 1.50	$ 1.62	$ 1.29
Diluted	$ 1.47	$ 1.58	$ 1.27
Weighted average shares used in computing net income per share:			
Basic	48,472,240	46,718,948	45,919,198
Diluted	49,385,335	47,840,967	46,753,152

See accompanying notes.

Beacon Roofing Supply, Inc.

Consolidated Statements of Other Comprehensive Income

	Year Ended September 30,		
	2013	2012	2011
	(dollars in thousands)		
Net income	$72,607	$75,565	$59,220
Other comprehensive income/(loss):			
Change in foreign currency translation	(4,401)	5,283	(4,162)
Change in fair value of derivatives, net of tax benefit/(expense) of $(868), $(483) and $(1,453), respectively	1,399	748	2,396
Total other comprehensive income/(loss)	(3,002)	6,031	(1,766)
Total comprehensive income	$69,605	$81,596	$57,454

See accompanying notes.

Beacon Roofing Supply, Inc.

Consolidated Statements of Stockholders' Equity

(dollars in thousands, except share data)	Common Stock Number of Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balances at September 30, 2010	45,663,858	$457	$236,136	$233,890	$(1,639)	$468,844
Issuance of common stock	490,249	5	6,051			6,056
Stock-based compensation			6,073			6,073
Net income				59,220		59,220
Foreign currency translation adjustment					(4,162)	(4,162)
Unrealized gain on financial derivatives, net					2,396	2,396
Balances at September 30, 2011	46,154,107	462	248,260	293,110	(3,405)	538,427
Issuance of common stock	1,513,040	15	24,051			24,066
Stock-based compensation			7,873			7,873
Net income				75,565		75,565
Foreign currency translation adjustment					5,283	5,283
Unrealized gain on financial derivatives, net					748	748
Balances at September 30, 2012	47,667,147	477	280,184	368,675	2,626	651,962
Issuance of common stock	1,231,475	11	23,512			23,523
Stock-based compensation			9,266			9,266
Net income				72,607		72,607
Foreign currency translation adjustment					(4,401)	(4,401)
Unrealized gain on financial derivatives, net					1,399	1,399
Balances at September 30, 2013	48,898,622	$488	$312,962	$441,282	$ (376)	$754,356

See accompanying notes.

Beacon Roofing Supply, Inc.

Consolidated Statements of Cash Flows

	Year Ended September 30,		
	2013	2012	2011
	(dollars in thousands)		
Operating activities			
Net income	$ 72,607	$ 75,565	$ 59,220
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	30,415	24,353	25,060
Stock-based compensation	9,266	7,873	6,073
Adjustment of liability for contingent consideration	—	250	—
Certain interest expense and other financing costs	(1,541)	4,359	—
Gain on sale of fixed assets	(1,487)	(1,278)	(750)
Deferred income taxes	4,416	7,700	(465)
Changes in assets and liabilities, net of the effects of businesses acquired:			
Accounts receivable	(22,790)	19,804	(35,314)
Inventories	(16,033)	13,338	(35,016)
Prepaid expenses and other assets	8,343	(22,448)	7,470
Accounts payable and accrued expenses	(4,703)	(44,155)	53,012
Net cash provided by operating activities	78,493	85,361	79,290
Investing activities			
Purchases of property and equipment	(26,120)	(17,404)	(14,433)
Acquisition of businesses	(64,606)	(141,049)	(34,942)
Proceeds from sales of assets	1,235	1,418	1,543
Net cash used in investing activities	(89,491)	(157,035)	(47,832)
Financing activities			
Borrowings (repayments) under revolving lines of credit, net	6,296	41,272	(50)
Borrowings under senior notes payable	—	225,000	—
Repayments under senior notes payable and other, net	(11,806)	(316,785)	(11,053)
Payment of deferred financing costs	—	(5,377)	—
Proceeds from exercise of options	18,579	21,478	5,302
Income tax benefit from stock-based compensation deductions in excess of the associated compensation cost	4,944	2,588	756
Net cash used by financing activities	18,013	(31,824)	(5,045)
Effect of exchange rate changes on cash	(193)	676	(522)
Net increase (decrease) in cash and cash equivalents	6,822	(102,822)	25,891
Cash and cash equivalents at beginning of year	40,205	143,027	117,136
Cash and cash equivalents at end of year	$ 47,027	$ 40,205	$143,027
Cash paid during the year for:			
Interest	$ 12,012	$ 11,636	$ 13,524
Income taxes, net of refunds	$ 29,680	$ 55,813	$ 23,855

See accompanying notes.

Beacon Roofing Supply, Inc.

Notes to Consolidated Financial Statements
Year Ended September 30, 2013
(dollars in thousands, except per share data or as otherwise indicated)

1. The Company

Business

Beacon Roofing Supply, Inc. (the "Company"), which was formed on August 22, 1997, distributes roofing materials and other complementary building materials to customers in 39 states and six provinces in Canada and is incorporated in Delaware. The Company operates its business under regional and local trade names. The Company's current subsidiaries are Beacon Sales Acquisition, Inc., Beacon Canada, Inc. and Beacon Roofing Supply Canada Company.

Estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities, at the date of the consolidated financial statements. Actual amounts could differ from those estimates.

2. Summary of Significant Accounting Policies

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All inter-company transactions have been eliminated. Certain reclassifications have been made to the prior year information to conform to the current year presentation.

Fiscal Year

The fiscal years presented are the years ended September 30, 2013 ("2013"), September 30, 2012 ("2012"), and September 30, 2011 ("2011"). Each of the Company's first three quarters ends on the last day of the calendar month.

Industry Segment Information

Based on qualitative and quantitative criteria, the Company has determined that it operates within one reportable segment, which is the wholesale distribution of building materials. Please refer to the "Goodwill" summary below for discussion of the Company's reporting unit and the related impairment review.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. Cash and cash equivalents also include unsettled credit card transactions. Cash equivalents are comprised of money market funds which invest primarily in commercial paper or bonds with a rating of A-1 or better, and bank certificates of deposit.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivables are recorded at invoiced amounts and generally do not bear interest. The allowance for doubtful accounts reflects the Company's estimate of credit exposure, determined principally on the basis of its collection experience, aging of its receivables and significant individual account credit risk.

Inventories and Rebates

Inventories, consisting substantially of finished goods, are valued at the lower of cost or market (net realizable value). Cost is determined using the moving weighted-average cost method.

The Company's arrangements with vendors typically provide for rebates after it makes a special purchase and/or monthly, quarterly and/or annual rebates of a specified amount of consideration payable when a number

(dollars in thousands, except per share data or as otherwise indicated)

2. Summary of Significant Accounting Policies – (continued)

of measures have been achieved, generally related to a specified cumulative level of calendar-year purchases. The Company accounts for such rebates as a reduction of the inventory value until the product is sold, at which time such rebates reduce cost of sales in the consolidated statements of operations. Throughout the year, the Company estimates the amount of the periodic rebates based upon the expected level of purchases. The Company continually revises these estimates to reflect actual rebates earned based on actual purchase levels. Amounts due from vendors under these arrangements as of September 30, 2013 and September 30, 2012 totaled $49.5 million and $37.4 million, respectively, and are included in "Prepaid expenses and other current assets" in the accompanying consolidated balance sheets.

Property and Equipment

Property and equipment acquired in connection with acquisitions are recorded at fair value as of the date of the acquisition and depreciated utilizing the straight-line method over the remaining lives. All other additions are recorded at cost, and depreciation is computed using the straight-line method over the following estimated useful lives:

Asset	Estimated Useful Life
Buildings and improvements	10 to 40 years
Equipment	3 to 10 years
Furniture and fixtures	5 to 10 years
Leasehold improvements	Shorter of the estimated useful life or the term of the lease, considering renewal options expected to be exercised.

Revenue Recognition

The Company recognizes revenue when the following four basic criteria are met:

- persuasive evidence of an arrangement exists;
- delivery has occurred or services have been rendered;
- the price to the buyer is fixed and determinable; and
- collectability is reasonability assured.

Based on these criteria, the Company generally recognizes revenue at the point of sale or upon delivery to the customer site. For goods shipped by third party carriers, the Company recognizes revenue upon shipment since the terms are generally FOB shipping point. The Company also arranges for certain products to be shipped directly from the manufacturer to the customer. The Company recognizes the gross revenue for these sales upon notifications of deliveries from the vendors.

The Company also provides certain job site delivery services, which include crane rentals and rooftop deliveries of certain products, for which the associated revenues are recognized upon completion of the services. These revenues represent less than 1% of the Company's sales.

All revenues recognized are net of sales taxes collected, allowances for discounts and estimated returns. Sales taxes collected are subsequently remitted to the appropriate government authorities.

Shipping and Handling Costs

The Company classifies shipping and handling costs, consisting of driver wages and vehicle expenses, as operating expenses in the accompanying consolidated statements of operations. Shipping and handling costs were approximately $103,544 in 2013, $85,888 in 2012, and $75,172 in 2011.

(dollars in thousands, except per share data or as otherwise indicated)

2. Summary of Significant Accounting Policies – (continued)

Financial Derivatives

The Company enters into interest rate swaps to minimize the risks and costs associated with financing activities, as well as to maintain an appropriate mix of fixed-rate and floating-rate debt. The swap agreements are contracts to exchange variable-rate for fixed-interest rate payments over the life of the agreements. The Company's current derivative instruments are designated as cash flow hedges, for which the Company records the effective portions of changes in their fair value, net of tax, in other comprehensive income. The Company recognizes any ineffective portion of the hedges in earnings through interest expense, financing costs and other. The Company's refinancing transaction in April 2012 resulted in hedge ineffectiveness on the derivative instruments that expired in April 2013, as the underlying term debt being hedged was repaid before the expiration of the derivative instruments.

Concentrations of Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of accounts receivable. The Company's accounts receivable are primarily from customers in the building industry located in the United States and Canada. Concentration of credit risk with respect to accounts receivable is limited due to the large number of customers comprising the Company's customer base. The Company performs credit evaluations of its customers; however, the Company's policy is not to require collateral. At September 30, 2013 and 2012, the Company had no significant concentrations of credit risk.

The Company purchases a major portion of its products from a small number of vendors. Approximately two-thirds of the Company's total cost of inventory purchases was from 11 vendors in 2013, 12 vendors in 2012 and 9 vendors in 2011. In addition, more than 10% of the total cost of purchases was made from each of three vendors in 2013, 2012 and 2011.

Impairment of Long-Lived Assets

Impairment losses are required to be recorded on long-lived assets when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying value. If such assets are considered to be impaired, the impairment to be recognized is the total by which the carrying value exceeds the fair value of the assets.

Amortizable and Other Intangible Assets

The Company amortizes its identifiable intangible assets, currently consisting of non-compete agreements, customer relationships and deferred financing costs, because these assets have finite lives. Non-compete agreements are amortized on a straight-line basis over the terms of the associated contractual agreements; customer relationship assets are amortized on an accelerated basis based on the expected cash flows generated by the existing customers; and deferred financing costs are amortized over the lives of the associated financings. Trademarks are not amortized because they have indefinite lives. The Company evaluates its trademarks for impairment on an annual basis based on the fair value of the underlying assets.

The Company applied the provisions of Accounting Standards No. 2012-02, *Intangibles — Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment*, which permits an entity the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired.

Based on management's 2013 year-end review, the Company concluded that there were no indicators of impairment and therefore it was more likely than not that the fair value of the other intangible assets exceeded the net carrying amount and there was no reason to perform the two-step impairment test as of September 30, 2013. For the evaluation of trademarks, the main factor reviewed was the revenue base, which was relied

(dollars in thousands, except per share data or as otherwise indicated)

2. Summary of Significant Accounting Policies – (continued)

upon in applying the royalty savings method at inception, to be derived from covered product sales made under the trademarks. The Company also reviewed the latest projected revenues. In addition, there have been no specific events or circumstances that management believes have negatively affected the value of the trademarks.

Goodwill

The Company tests goodwill for impairment in the fourth quarter of each fiscal year or at any other time when impairment indicators exist. Examples of such indicators include a significant change in the business climate, unexpected competition, loss of key personnel or a decline in the Company's market capitalization below the Company's net book value.

The Company performs a qualitative assessment based on economic, industry and company-specific factors as the initial step in the annual goodwill impairment test for all or selected reporting units. Based on the results of the qualitative assessment, companies are only required to perform Step 1 of the annual impairment test for a reporting unit if the company concludes that it is more likely than not that the unit's fair value is less than its carrying amount.

To the extent the Company concludes it is more likely than not that a reporting unit's fair value is less than its carrying amount, the two-step approach is applied. The first step would require a comparison of each reporting unit's fair value to the respective carrying value. If the carrying value exceeds the fair value, a second step is performed to measure the amount of impairment loss, if any.

The Company assesses goodwill for impairment at the reporting unit level, which is defined as an operating segment or one level below an operating segment, referred to as a component (i.e., a business for which discrete financial information is available and regularly reviewed by component managers). The Company currently has five components which it evaluates for aggregation.

The Company evaluates the distribution methods, sales mix, and operating results of each of its components to determine if these characteristics have or will be sustained over a long-term basis. For purposes of this evaluation, the Company would expect its components to exhibit similar economic characteristics 3 – 5 years after events such as an acquisition within the Company's core roofing business or management/business restructuring. This evaluation also considers major storm activity or local economic challenges that may impact the short term operations of an individual component. Components that exhibit similar economic characteristic are subsequently aggregated into a single reporting unit.

Based on the Company's evaluation at August 31, 2013, it was determined that all of the Company's components exhibited similar economic characteristics and therefore were aggregated into a single reporting unit (collectively the "Reporting Unit").

The Company concluded that the fair value of the Reporting Unit has more likely than not exceeded its respective carrying value at the goodwill measurement date. This position is consistent with the 2013 operating results in which sales for the Reporting Unit exceeded those in the prior year by 9.6%. The Company noted that operating income as compared to prior year decreased by 9.7%. The decrease in the operating margin reflects short term pricing pressure experienced by the Company. The Company expects the Reporting Unit to experience moderate growth in the near future. The Company's analysis further noted the total market capitalization exceeded the Company's carrying value by approximately 179% at August 31, 2013. This compares to 105% and 62% for that same measure at August 31, 2012 and 2011, respectively. In addition, the Company did not identify any macroeconomic or industry conditions or cost related factors that would indicate the fair value of the Reporting Unit was more likely than not to be less than its respective carrying value.

2. Summary of Significant Accounting Policies – (continued)

Lastly, there have been no events or circumstances since the date of the above assessments that would change the Company's conclusion. If circumstances change or events occur to indicate it is more likely than not that the fair value of the Reporting Unit (under the guidelines discussed above) has fallen below its carrying values, the Company would test such Reporting Unit for impairment.

Stock-Based Compensation

The Company accounts for employee and non-employee director stock-based compensation using the fair value method of accounting. Compensation cost arising from stock options and restricted stock awards granted to employees and non-employee directors is recognized using the straight-line method over the vesting period, which represents the requisite service or performance period. In calculating the expense related to stock-based compensation, the Company estimates option forfeitures and projects the number of restricted shares and units that are expected to vest based on the related performance measures.

The Company recorded stock-based compensation expense of $9.3 million ($5.6 million net of tax) or $0.11 per basic share and per diluted share in 2013, $7.9 million ($4.8 million net of tax) or $0.10 per basic share and per diluted share in 2012, and $6.1 million ($3.7 million net of tax) or $0.08 per basic share and per diluted share in 2011. At September 30, 2013, the Company had $21.9 million of excess tax benefits available for potential deferred tax write-offs related to previously recognized stock-based compensation.

Comprehensive Gain (Loss)

Accumulated other comprehensive gain (loss) consisted of the following:

(dollars in thousands)	September 30, 2013	September 30, 2012
Foreign currency translation adjustment	$ 1,885	$ 6,286
Foreign currency translation adjustment, net	1,885	6,286
Unrealized loss on financial derivatives	(3,737)	(6,004)
Tax effect	1,476	2,344
Unrealized loss on financial derivatives, net	(2,261)	(3,660)
Accumulated other comprehensive gain (loss)	$ (376)	$ 2,626

Net Income per Share

Basic net income per common share is computed by dividing net income by the weighted average number of common shares outstanding. Diluted net income per common share is computed by dividing net income by the weighted average number of common shares and dilutive common share equivalents then outstanding using the treasury stock method. Common equivalent shares consist of the incremental common shares issuable upon the exercise of stock options.

The following table reflects the calculation of weighted average shares outstanding for each period presented:

	Year Ended September 30,		
	2013	2012	2011
Weighted-average common shares outstanding for basic	48,472,240	46,718,948	45,919,198
Dilutive effect of stock options	913,095	1,122,019	833,954
Weighted-average shares assuming dilution	49,385,335	47,840,967	46,753,152

(dollars in thousands, except per share data or as otherwise indicated)

2. Summary of Significant Accounting Policies – (continued)

Fair Value of Financial Instruments

Financial instruments consist mainly of cash and cash equivalents, accounts receivable, accounts payable, borrowings under the Company's revolving lines of credit and long-term debt. Except for the long-term debt, these instruments are short-term in nature, and there is currently no known trading market for the Company's debt. Therefore, at September 30, 2013 and 2012, the Company believes the carrying amounts of its financial instruments approximated their fair values. Please refer to Note 16 for disclosures of the Company's financial derivatives that are recorded at fair value. The Company recorded the estimated fair value of contingent consideration as reported in Note 4 based on expected likelihood of such payments under various scenarios. Subsequent changes in fair value were recorded in the Company's consolidated statements of operations.

Income Taxes

The Company accounts for income taxes using the liability method, which requires it to recognize a current tax liability or asset for current taxes payable or refundable and a deferred tax liability or asset for the estimated future tax effects of temporary differences between the financial statement and tax reporting bases of assets and liabilities to the extent that they are realizable. Deferred tax expense (benefit) results from the net change in deferred tax assets and liabilities during the year. See Note 12 for a discussion of the 2011 impact from a change in the tax status of the Company's Canadian operations.

FASB ASC Topic 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Based on this guidance, the Company analyzes its filing positions in all of the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions. Tax benefits from uncertain tax positions are recognized if it is more likely than not that the position is sustainable based solely on its technical merits.

Foreign Currency Translation

The assets and liabilities of the Company's foreign regions, Beacon Roofing Supply Canada Company ("BRSCC") and Enercon Products ("Enercon"), are translated into U.S. dollars at current exchange rates as of the balance sheet date, and revenues and expenses are translated at average monthly exchange rates. Net unrealized translation gains or losses associated with the Canadian net assets are recorded directly to a separate component of stockholders' equity, net of the related deferred taxes prior to 2011 (see Note 12). Realized gains and losses from foreign currency transactions were not material for any of the periods presented. The Company has inter-company receivables from both BRSCC and Enercon, for which the short-term portion is marked to market each period with a corresponding entry recorded as a component of the consolidated statement of operations. Since repayment of the long-term portion is not planned or anticipated in the foreseeable future, the long-term balances are marked to market each period with a corresponding entry recorded as a separate component of stockholders' equity.

Adoption of Recent Accounting Pronouncements

During fiscal year 2013, the Company adopted Accounting Standards Update ("ASU") 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income* ("ASU 2011-05"), which requires companies to present net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements. In addition, ASU 2011-05 eliminates the option for companies to present the components of other comprehensive income as part of the statement of changes in shareowners' equity. In December 2011, the FASB issued ASU 2011-12 which deferred the requirement to present components of reclassifications of other comprehensive income on the face of the income statement. The

2. Summary of Significant Accounting Policies – (continued)

Company chose to present net earnings and other comprehensive income in two separate but consecutive statements. The adoption of this guidance had no impact on the Company's consolidated financial position, results of operations or cash flows.

In February 2013, the FASB issued ASU 2013-02, *Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income* ("ASU 2013-02"). ASU 2013-02 finalizes the requirements of ASU 2011-05 that ASU 2011-12 deferred, clarifying how to report the effect of significant reclassifications out of accumulated other comprehensive income ("AOCI") by component. In addition, companies are required to present, either on the face of the statement where net income is presented or in the accompanying notes, significant amounts reclassified out of AOCI by the respective line items of net income, but only if the amount reclassified is required to be reclassified to net income in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, companies are required to cross-reference to other disclosures that provide additional detail on those amounts. The Company chose to present the requirements in the notes to the financial statements. The adoption of this guidance had no impact on the Company's consolidated financial position, results of operations or cash flows.

3. Goodwill, Intangibles and Other Assets

Goodwill was $469,203 and $443,161 at September 30, 2013 and 2012, respectively. Goodwill increased by $26,042 in 2013, reflecting goodwill associated with acquisitions of $27,835, net of a loss from foreign currency translation of $1,793, after increases of $59,943 due to acquisitions and a gain from foreign currency translation of $2,299 in 2012.

Intangibles and other assets, included in other long-term assets, consisted of the following:

(dollars in thousands)	September 30, 2013	September 30, 2012
Amortizable intangible assets		
Non-compete agreements	$ 3,552	$ 8,062
Customer relationships	163,383	138,473
Beneficial lease arrangements	636	610
Deferred financing costs	5,810	5,886
	173,381	153,031
Less: accumulated amortization	90,725	81,008
	82,656	72,023
Unamortizable trademarks	9,750	9,750
Other assets	4,345	3,897
Total other assets, net	$ 96,751	$ 85,670

Amortization expense related to intangible assets amounted to approximately $15,087, $9,829, and $9,442 in 2013, 2012, and 2011, respectively. The intangible lives range from one to fifteen years and the weighted average remaining life was 13.1 years at September 30, 2013.

3. Goodwill, Intangibles and Other Assets – (continued)

Estimated future annual amortization for the above intangible assets as of September 30, 2013 is as follows:

(dollars in thousands) Year ending September 30,	Future Amortization
2014	$15,210
2015	12,929
2016	10,957
2017	8,659
2018	6,885
Thereafter	28,016
Total future amortization	$82,656

4. Acquisitions

In 2013, the Company acquired 19 branches from the three following acquisitions at a total cost of $64.6 million, with resulting goodwill of $27.8 million:

- On December 28, 2012, the Company purchased certain assets of Ford Wholesale Co. of San Jose ("Ford Wholesale") and Construction Materials Supply ("CMS"), distributors of residential and commercial roofing products with a combined five locations in Northern California and recent annual sales of approximately $60 million.
- On November 1, 2012, the Company purchased the stock of McClure-Johnston Company ("McClure-Johnston"), a distributor of residential and commercial roofing products and related accessories headquartered in the Pittsburgh suburb of Braddock, Pa. McClure-Johnston has 14 locations with eight in Pennsylvania, three in West Virginia, one in Western Maryland and two in Georgia. Recent annual sales were approximately $85 million.

In 2012, the Company acquired twenty-two branches from the five following acquisitions at a total cost of $141.1 million, with resulting goodwill of $59.9 million:

- In August 2012, the Company purchased certain assets of Contractors Roofing & Supply Co. ("CRS"), a distributor of residential roofing products and related accessories. CRS has one location in the St. Louis suburb of O'Fallon, MO and recent annual sales of approximately $14 million.
- In July 2012, the Company purchased certain assets of Structural Materials Co. ("Structural"), a distributor of residential and commercial roofing products and related accessories headquartered in Santa Ana, CA. Structural has six locations in Los Angeles and Orange Counties and in the surrounding areas, with recent annual sales of approximately $81 million in 2011. Shortly after the Structural acquisition, the Company terminated two members of Structural's management, with whom the Company had entered into employment agreements, and established a liability for the resulting termination benefits and related payroll taxes that are being paid over five years. The associated charge of approximately $2 million was recorded in the fourth quarter of 2012 and included in operating expenses.
- In June 2012, the Company purchased certain assets of Cassady Pierce Company ("Cassady Pierce"), a distributor of residential and commercial roofing products and related accessories headquartered in Pittsburgh, Pa. Cassady Pierce has six locations in the Pittsburgh area and recent annual sales of approximately $52 million.

4. Acquisitions – (continued)

- In November 2011, the Company purchased all of the stock of Fowler & Peth, Inc. ("F&P"), a distributor of residential and commercial roofing products and related accessories. F&P has five branches in Colorado, two in Wyoming and one in Nebraska, with recent annual sales of approximately $60 million. The Company and the selling stockholders mutually agreed to file a Section 338 election with the Internal Revenue Service to treat the transaction for tax purposes as an asset purchase.
- In October 2011, the Company purchased all of the stock of CCP Atlantic Specialty Products, Inc. d/b/a The Roofing Connection, a distributor of mostly residential roofing products and related accessories with one location in Dartmouth, Nova Scotia, a suburb of Halifax.

In connection with the above acquisitions, the Company incurred legal fees of approximately $0.7 million and $1.0 million that were included in operating expenses in 2013 and 2012, respectively. The total aggregate impact of the above acquisitions on the 2013 and 2012 operating results was not considered material for the reporting of pro forma financial information.

A total of $6.7 million of the acquisition prices for the above acquisitions remained in escrow at September 30, 2013, primarily for purchase price adjustments and post-closing indemnification claims, with $3.7 million included in other current assets and accrued expenses and $3.0 million included in other long-term assets and liabilities.

5. Prepaid Expenses and Other Current Assets

The significant components of prepaid expenses and other current assets were as follows:

(dollars in thousands)	September 30, 2013	September 30, 2012
Vendor rebates	$49,487	$37,398
Prepaid income taxes	2,375	12,314
Other	10,560	10,575
	$62,422	$60,287

6. Property and Equipment, net

Property and equipment, net, consisted of the following:

(dollars in thousands)	September 30, 2013	September 30, 2012
Land	$ 3,308	$ 3,317
Buildings and leasehold improvements	27,067	24,066
Equipment	149,178	132,715
Furniture and fixtures	14,338	12,370
	193,891	172,468
Less: accumulated depreciation and amortization	126,232	115,092
	$ 67,659	$ 57,376

Depreciation and amortization of property and equipment totaled $16,410, $14,524 and $15,618 in 2013, 2012 and 2011, respectively.

7. Accrued Expenses

The significant components of accrued expenses were as follows:

(dollars in thousands)	September 30, 2013	September 30, 2012
Uninvoiced inventory receipts	$12,061	$ 9,307
Employee-related accruals	22,994	26,752
Unrealized loss on financial derivatives	3,731	8,626
Other	29,512	26,942
	$68,298	$71,627

8. Financing Arrangements

Senior Secured Credit Facility

On April 5, 2012, the Company replaced its prior credit facility with a new five-year senior secured credit facility that includes a $550 million U.S. credit facility (individually, the "U.S. Credit Facility") and a C$15 million ($14.6 million at September 30, 2013) Canadian credit facility (individually, the "Canadian Revolver") with Wells Fargo Bank, National Association, and a syndicate of other lenders (combined, the "Credit Facility"). The Company paid off debt of $304.0 million that was outstanding under the prior credit facility with the proceeds from the Credit Facility and from approximately $79 million of cash on hand. In the third quarter of 2012, the Company recorded a charge of approximately $1.2 million ($0.7 million net of tax), included in interest expense, financing costs and other associated with this transaction. In addition, this transaction impacted the effectiveness of the Company's interest rate swaps existing as of the refinancing date as discussed in Note 16.

The $550 million U.S. Credit Facility consists of a revolving credit facility of $325 million (the "U.S. Revolver"), which includes a sub-facility of $20 million for letters of credit, and a $225 million term loan (the "Term Loan"). The Term Loan has required amortization of 5% per year that is payable in quarterly installments, with the balance due on March 31, 2017. The Company may increase the Credit Facility by up to $200 million under certain conditions. There was $45.0 million, $2.4 million (C$2.5 million) and $208.1 million outstanding under the U.S. Revolver, Canadian Revolver and Term Loan, respectively, at September 30, 2013. There were $7.0 million of outstanding standby letters of credit at September 30, 2013.

Interest

Borrowings under the Credit Facility carry interest at a margin above the LIBOR Rate. The margin is currently 1.75% per annum and can range from 1.50% to 2.50% per annum depending upon the Company's Consolidated Total Leverage Ratio, as defined in the Credit Facility. The Credit Facility also provides for a US base rate, defined in the agreement as the higher of the Prime Rate, or the Federal Funds Rate plus 0.50%, plus a margin above that rate. In addition, the Canadian credit facility permits borrowings under a base rate, defined in the agreement as the higher of the Canadian Prime Rate, or the annual rate of interest equal to the sum of the CDOR rate plus 1.0%, plus a margin above that rate. The margin for both base rates is currently 0.75% per annum and can range from 0.50% to 1.50% per annum depending upon the Company's Consolidated Total Leverage Ratio, as defined in the Credit Facility. Current unused commitment fees on the revolving credit facilities are 0.375% per annum. The unused commitment fees can range from 0.35% to 0.50% per annum, again depending upon the Company's Consolidated Total Leverage Ratio.

As of September 30, 2013, outstanding borrowings under the U.S. Revolver carried an interest rate of LIBOR plus 1.75% (1.93% at September 30, 2013) while outstanding borrowings under the Canadian Revolver carried an interest rate of Canadian Prime plus 0.75% (3.75% at September 30, 2013). Borrowings under the Term Loan carried an interest rate of LIBOR plus 1.75% (1.93% at September 30, 2013).

8. Financing Arrangements – (continued)

Financial covenants under the Credit Facility are as follows:

Maximum Consolidated Total Leverage Ratio

On the last day of each fiscal quarter, the Company's Consolidated Total Leverage Ratio (the ratio of outstanding debt to trailing twelve-month earnings before interest, income taxes, depreciation, amortization and stock-based compensation), as more fully defined in the Credit Facility, must not be greater than 3.50:1.0, or 4.00:1.0 under a one-time request by the Company subsequent to an acquisition that meets the requirements under the Credit Facility. At September 30, 2013, this ratio was 1.63:1.

Minimum Consolidated Interest Coverage Ratio

On the last day of each fiscal quarter, the Company's Consolidated Interest Coverage Ratio (the ratio of trailing twelve-month earnings before interest, income taxes, depreciation, amortization and stock-based compensation to cash interest expense for the same period), as more fully defined in the Credit Facility, must not be less than 3.00:1.0. At September 30, 2012, this ratio was 15.95:1.

As of September 30, 2013, the Company was in compliance with these covenants. Substantially all of the Company's assets, including the capital stock and assets of wholly-owned subsidiaries, secure obligations under the Credit Facility.

Senior Notes Payable

Senior notes payable under the Term Loan consisted of the following:

(dollars in thousands)	September 30, 2013	September 30, 2012
Senior notes payable to commercial lenders, due in equal quarterly payments of principal of $2.8 million with the remainder due in 2017, plus interest at the higher of the prime rate or the Federal Funds Rate plus 0.50%, plus a margin rate (4.00% at September 30, 2012) or LIBOR plus 1.75% (1.93% at September 30, 2013)	208,125	219,375
Less current portion	11,250	11,250
	$196,875	$208,125

Equipment Financing Facilities

As of September 30, 2013, there was a total of $10.6 million outstanding under prior equipment financing facilities, with fixed interest rates ranging from 2.51% to 6.75% and payments due through June 2020. The Company's current facility provides for up to $30 million of purchased transportation and material handling equipment through October 1, 2014. The applicable interest rate at the time of the advances will be approximately 1.26% above the 3-year term swap rate for 5-year loans and 1.21% above the 4-year term swap rate for 7-year loans. No further amounts can be drawn on prior facilities.

8. Financing Arrangements – (continued)

Other Information

Annual principal payments for all outstanding borrowings for each of the next five years and thereafter as of September 30, 2013 were as follows:

(dollars in thousands) Fiscal year	Senior Secured Credit Facility	Equipment Financing	Revolving Lines of Credit	Total
2014	$ 11,250	$ 3,848	$47,426	$ 62,524
2015	11,250	2,087	—	13,337
2016	11,250	1,621	—	12,871
2017	174,375	1,433	—	175,808
2018	—	588	—	588
Thereafter	—	1,065	—	1,065
Subtotal	208,125	10,642	47,426	266,193
Less current portion	11,250	3,848	47,426	62,524
Total long-term debt	$196,875	$ 6,794	$ —	$203,669

9. Leases

The Company mostly operates in leased facilities, which are accounted for as operating leases. The leases typically provide for a base rent plus real estate taxes. Certain of the leases provide for escalating rents over the lives of the leases and rent expense is recognized over the terms of those leases on a straight-line basis.

At September 30, 2013, the minimal rental commitments under all non-cancelable operating leases with initial or remaining terms of more than one year were as follows:

(dollars in thousands) Year ending September 30,	Operating Leases
2014	31,739
2015	26,466
2016	20,216
2017	13,160
2018	6,661
Thereafter	10,813
Total minimum lease payments	$109,055

Rent expense was $32,736 in 2013, $28,860 in 2012 and $26,049 in 2011. Sublet income was immaterial for these years.

10. Stock Options and Restricted Stock Awards

The Company is currently making stock-based awards under its 2004 Stock Plan, which was adopted on September 21, 2004 and most recently amended and restated on February 8, 2012 (the "Plan"). The Plan allows for the granting of up to 7,800,000 shares of Common Stock in the form of stock options or stock awards to key employees and members of the Board of Directors. The key terms of the grants are determined by the Company's Board of Directors. As of September 30, 2013, there were 1,368,438 shares of common stock available for awards under the Plan.

10. Stock Options and Restricted Stock Awards – (continued)

The 1998 Stock Plan allowed for the granting of options to purchase up to 3,100,000 shares of Common Stock. These options were generally allowed to be exercised beginning 18 months after the date of grant and terminate ten years from the grant date. No further awards will be made under the 1998 Stock Plan.

Stock Options

As of September 30, 2013, there was $8.6 million of total unrecognized compensation cost related to unvested stock options. That cost is expected to be recognized over a weighted-average period of 2.0 years. Except under certain conditions, the options are subject to continued employment and vest in one-third increments over a three-year period following the grant dates.

The fair values of the options were estimated on the dates of grants using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended September 30,		
	2013	2012	2011
Dividend yield	—	—	—
Expected life in years	5.7	6.5	7.0
Risk-free interest rate	0.60%	0.94%	1.51%
Expected volatility	43.80%	47.00%	48.00%
Weighted average fair value of options granted	$12.59	$ 8.78	$ 7.82

Expected lives of the options granted are based primarily on historical activity, while expected volatilities are based on historical volatilities of the Company's stock and consideration of comparable public companies' stock. Estimated forfeiture rates vary by grant and range up to 8.0% as of September 30, 2013.

In the event of a change in control of the Company, all outstanding options are immediately vested.

Information regarding the Company's stock options is summarized below (not in thousands):

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value (in millions)
Outstanding at September 30, 2010	3,773,732	$14.41		
Granted	701,249	15.57		
Exercised	(490,249)	10.81		
Canceled	(89,149)	14.91		
Outstanding at September 30, 2011	3,895,583	15.06		
Granted	789,332	18.78		
Exercised	(1,508,544)	14.24		
Canceled	(109,291)	16.65		
Outstanding at September 30, 2012	3,067,080	$16.36		
Granted	691,086	30.69		
Exercised	(1,189,010)	16.13		
Canceled	(64,550)	22.66		
Outstanding at September 30, 2013	2,504,606	$20.26	6.9	$41.6
Vested or Expected to Vest at September 30, 2013	2,404,688	$20.08	6.9	$40.4
Exercisable at September 30, 2013	1,161,997	$15.70	5.2	$24.6

10. Stock Options and Restricted Stock Awards – (continued)

The aggregate intrinsic values above include only in-the-money options. The intrinsic values of stock options exercised during 2013 and 2012 were $22.0 million and $17.1 million, respectively.

Restricted Stock Awards

As of September 30, 2013, there was $4.2 million of total unrecognized compensation cost related to unvested restricted stock awards. That cost is expected to be recognized over a weighted-average period of 2.1 years.

The total fair values of the restricted stock awards were determined based upon the number of shares or units and the closing prices of the Company's common stock on the dates of the grants. The restricted stock awards granted to management are subject to continued employment, except under certain conditions, and will vest if the Company attains a targeted rate of return on invested capital at the end of a three-year period. The actual number of shares or units that will vest can range from 0% to 125% of the management grants depending upon actual Company performance below or above the target level and the Company estimates that performance in determining the projected number of shares or units that will vest and the related compensation cost. The restricted stock awards granted to non-employee directors are also subject to continued service, vest at the end of one year (except under certain conditions) and the underlying common shares will not be distributed until six months after the director separates from the Company. In November 2013, the Company has also issued restricted stock awards that are subject to continued employment and will vest over three to five years.

Information regarding the Company's restricted shares and units is summarized below (not in thousands):

	Number of Shares	Weighted-Average Grant Price	Weighted-Average Remaining Contractual Life (in Years)	Aggregate Intrinsic Value (in Millions)
Outstanding at September 30, 2011	135,009	$16.70		
Granted	148,100	20.26		
Vested	(4,496)	20.02		
Canceled	—	—		
Outstanding at September 30, 2012	278,613	18.54		
Granted	138,291	31.90		
Vested	(42,465)	18.47		
Canceled	(3,268)	21.85		
Outstanding at September 30, 2013	371,171	$23.52	2.5	$13.3
Vested or Expected to Vest at September 30, 2013	371,171	$23.52	2.5	$13.3

In November 2013, the Company granted 420,191 additional options, 75,673 performance-based restricted stock units and 125,738 time-based restricted stock units under the Plan to management.

11. Benefit Plans

The Company maintains defined contribution plans covering all full-time employees of the Company who have 90 days of service and are at least 21 years old. An eligible employee may elect to make a before-tax contribution of between 1% and 100% of his or her compensation through payroll deductions, not to exceed the annual limit set by law. The Company currently matches the first 50% of participant contributions limited to 6% of a participant's gross compensation (maximum Company match is 3%). Additional amounts associated with profit sharing were contributed in the three years presented and are scheduled to be

11. Benefit Plans – (continued)

contributed in fiscal year 2013 for 2012 as well. All Company contributions are subject to the discretion of management and the board of directors. The combined total expense for this plan and a similar plan for Canadian employees was $4,921, $7,094 and $6,165 in 2013, 2012 and 2011, respectively.

The Company also contributes to an external pension fund for certain of its employees who belong to a local union. Annual contributions were $133, $125 and $146 in 2013, 2012, and 2011, respectively.

12. Income Taxes

The income tax provision consisted of the following:

	Fiscal year		
(dollars in thousands)	2013	2012	2011
Current:			
Federal	$34,364	$34,070	$24,919
Foreign	1,895	860	1,523
State	8,192	8,304	5,181
	44,451	43,234	31,623
Deferred:			
Federal	3,855	6,166	(296)
Foreign	(493)	471	—
State	1,054	1,063	(169)
	4,416	7,700	(465)
	$48,867	$50,934	$31,158

The following table shows the principal reasons for the differences between the effective income tax rate and the statutory federal income tax rate:

	Fiscal Year		
	2013	2012	2011
Federal income taxes at statutory rate	35.00%	35.00%	35.00%
State income taxes, net of federal benefit	4.95	4.84	4.42
Foreign income taxes	(0.02)	(0.09)	(0.33)
Change in tax status of foreign entity	—	—	(6.11)
Non-deductible meals and entertainment	0.37	0.27	0.27
Tax reserves	0.16	—	(0.28)
Other	(0.23)	0.24	1.50
Total	40.23%	40.26%	34.47%

12. Income Taxes – (continued)

The components of the Company's deferred taxes were as follows:

(dollars in thousands)	September 30, 2013	September 30, 2012
Deferred tax liabilities:		
Excess tax over book depreciation and amortization	$68,695	$55,413
Other	615	600
	69,310	56,013
Deferred tax assets:		
Deferred compensation	8,308	8,365
Allowance for doubtful accounts	3,692	5,337
Accrued vacation & other	4,265	3,439
Unrealized loss on financial derivatives	1,467	3,373
Inventory valuation	5,166	3,390
	22,898	23,904
Net deferred income tax liabilities	$46,412	$32,109

In 2011, the Company's request to have its Canadian subsidiary (Beacon Roofing Supply Canada Company or "BRSCC") treated as a Controlled Foreign Corporation ("CFC"), retroactive to October 1, 2009, was approved by the IRS. BRSCC was previously treated as a "pass-through" or disregarded entity for U.S. federal income tax purposes. Subsequent to October 1, 2009, BRSCC's taxable income, which reflects all of the Company's Canadian operations, is being taxed only in Canada and would generally be taxed in the U.S. only upon an actual or deemed distribution. The Company expects that BRSCC's earnings, which includes the earnings of Enercon Products for tax purposes, will be indefinitely reinvested for the foreseeable future and therefore no U.S. deferred tax asset or liability for the differences between the book basis and the tax basis of BRSCC has been recorded at September 30, 2013. In connection with this change in the indefinite reinvestment assertion, the Company recorded a reversal of a deferred tax liability of $3.2 million in 2011 previously reported as a component of other comprehensive income. The reversal was recorded in that year's earnings as backwards tracing of such amounts to other comprehensive income is prohibited. Unremitted earnings of $34.6 million were considered permanently reinvested at September 30, 2013. Of this amount, $31.0 million of unremitted earnings were previously taxed in the U.S. and the remittance on these earnings would not generate additional U.S. tax.

ASC 740 provides that the effect of an election for a voluntary change in tax status is recognized for accounting purposes on the approval date. Therefore all of the associated adjustments to the Company's income tax accounts for the above approved election were recorded in the fourth quarter of 2011, including the adjustments resulting from a lower Canadian tax rate compared to the U.S. tax rate in 2011 and 2010. Deferred assets and liabilities that were recorded over the time BRSCC was treated as a pass-through entity were derecognized and the resulting impact was included in income from continuing operations, including items previously reported in other financial statement components (such as in other comprehensive income as noted above).

As of September 30, 2013, there were no available tax benefits related to foreign tax credit carryforwards. Available tax benefits related to foreign tax credit carryforwards as of September 30, 2012 totaling $288 were utilized against foreign income included in the U.S. tax return for the fiscal year ended September 30, 2012.

As of September 30, 2013, goodwill was $469,203, of which $315,207 can be amortized for income tax purposes.

12. Income Taxes – (continued)

As of September 30, 2013, there was $364 of uncertain tax positions which, if recognized, would affect the Company's effective tax rate. The Company's continuing practice is to recognize any interest and penalties related to income tax matters in income tax expense in the consolidated statements of operations. A reconciliation of the beginning and ending amounts of the gross unrecognized income tax benefits is as follows:

(dollars in thousands)	2013	2012
Balance, beginning of year	$164	$ 57
Current year uncertain tax positions	200	164
Expiration of statutes of limitations	—	(57)
Balance, end of year	$364	$164

In 2013, 2012, and 2011, the Company had reductions in income taxes payable of $12,125, $6,698 and $1,782, respectively, as a result of stock option exercises.

The Company has operations in 39 U.S. states and six provinces in Canada and is subject to tax audits in each of these jurisdictions and federally in both the United States and Canada. These audits may involve complex issues, which may require an extended period of time to resolve. The Company has provided for its estimate of taxes payable in the accompanying financial statements. Additional taxes are reasonably possible, however the amounts cannot be estimated at this time. The Company is no longer subject to U.S. federal tax examinations for fiscal years prior to 2010. For the majority of states, the Company is also no longer subject to tax examinations for fiscal years before 2010. In Canada, the Company is no longer subject to tax examinations for fiscal years prior to 2008. For the Canadian provinces, the Company is no longer subject to tax examinations for fiscal years before 2010.

13. Contingencies

The Company is subject to loss contingencies pursuant to various federal, state and local environmental laws and regulations; however, the Company is not aware of any reasonably possible losses that would have a material impact on its results of operations, financial position, or liquidity. Potential loss contingencies include possible obligations to remove or mitigate the effects on the environment of the placement, storage, disposal or release of certain chemical or other substances by the Company or by other parties. In connection with its acquisitions, the Company has been indemnified for any and all known environmental liabilities as of the respective dates of acquisition. Historically, environmental liabilities have not had a material impact on the Company's results of operations, financial position or liquidity.

The Company is subject to litigation from time to time in the ordinary course of business; however the Company does not expect the results, if any, to have a material adverse impact on its results of operations, financial position or liquidity.

14. Geographic and Product Data

The Company's geographic and product information was as follows:

	Year Ended September 30,								
	2013			2012			2011		
	Net Revenues	Income before taxes	Property and Equipment, net	Net Revenues	Income before taxes	Property and Equipment, net	Net Revenues	Income before taxes	Property and Equipment, net
	(dollars in thousands)								
U.S.	$2,064,135	$116,853	$58,399	$1,873,584	$122,836	$49,782	$1,676,072	$85,171	$40,667
Canada	176,588	4,621	9,260	170,074	3,663	7,594	141,351	5,207	6,760
Total	$2,240,723	$121,474	$67,659	$2,043,658	$126,499	$57,376	$1,817,423	$90,378	$47,427

Net revenues from external customers by product group were as follows:

	Year Ended		
(dollars in thousands)	September 30, 2013	September 30, 2012	September 30, 2011
Residential roofing products	$1,100,508	$1,023,547	$ 849,970
Non-residential roofing products	822,726	757,906	718,145
Complementary building products	317,489	262,205	249,308
Total	$2,240,723	$2,043,658	$1,817,423

Prior year revenues by product group are presented in a manner consistent with the current year's product classifications.

15. Allowance for Doubtful Accounts

The activity in the allowance for doubtful accounts consisted of the following:

Fiscal Year (dollars in thousands)	Balance at beginning of year	Provision Additions	Write-offs	Balance at end of year
September 30, 2013	$13,464	$ 369	$(4,001)	$ 9,832
September 30, 2012	$13,816	$4,619	$(4,971)	$13,464
September 30, 2011	$11,817	$7,960	$(5,960)	$13,816

16. Financial Derivatives

The Company uses derivative financial instruments to manage its exposure related to fluctuating cash flows from changes in interest rates. Use of derivative financial instruments in hedging programs subjects the Company to certain risks, such as market and credit risks. Market risk represents the possibility that the value of the derivative instrument will change. In a hedging relationship, the change in the value of the derivative is offset to a great extent by the change in the value of the underlying hedged item. Credit risk related to derivatives represents the possibility that the counterparty will not fulfill the terms of the contract. The notional, or contractual, amount of derivative financial instrument is used to measure interest to be paid or received and does not represent the Company's exposure due to credit risk. The Company's current derivative instruments are with large financial counterparties rated highly by nationally recognized credit rating agencies.

As of September 30, 2013, the outstanding interest rate derivative instruments included a $213.8 million interest rate swap with interest payments at a fixed rate of 1.38%. This interest rate swap has been designated as an effective cash flow hedge and amortizes at $2.8 million per quarter beginning on June 28, 2013 and expires on March 31, 2017.

16. Financial Derivatives – (continued)

For derivative instruments designated as cash flow hedges, the Company records the effective portions of changes in their fair value, net of taxes, in other comprehensive income. The effectiveness of the hedges is periodically assessed by the Company during the lives of the hedges by 1) comparing the current terms of the hedges with the related hedged debt to assure they continue to coincide and 2) through an evaluation of the ability of the counterparties to the hedges to honor their obligations under the hedges. Any ineffective portions of the hedges are recognized in earnings through interest expense, financing costs and other. The Company's refinancing transaction in 2012 resulted in hedge ineffectiveness on three derivative instruments that expired in April 2013, as the underlying term debt being hedged was repaid before the expiration of the derivative instruments. This resulted in a $4.9 million charge to interest expense, financing costs and other in the third quarter of 2012 for the fair value of the derivative instruments previously recorded as a component of comprehensive loss. Subsequent changes in the fair value of those swaps are also being recognized in interest expense, financing costs and other.

The Company records any differences paid or received on its interest rate hedges as adjustments to interest expense, financing costs and other. The table below presents the combined fair values of the interest rate derivative instruments:

Instrument	Location on Balance Sheet	Unrealized Losses September 30, 2013	Unrealized Losses September 30, 2012	Fair Value Hierarchy
		(dollars in thousands)		
Designated interest rate swaps (effective)	Accrued expenses	$3,731	$6,005	
Non-designated interest rate swaps (ineffective)	Accrued expenses	—	2,621	Level 2
		$3,731	$8,626	

The fair values of the interest rate hedges were determined through the use of pricing models, which utilize verifiable inputs such as market interest rates that are observable at commonly quoted intervals (generally referred to as the "LIBOR Curve") for the full terms of the hedge agreements. These values reflect a Level 2 measurement under the applicable fair value hierarchy.

The table below presents the amounts of gain (loss) on the interest rate derivative instruments recognized in other comprehensive income (OCI):

(dollars in thousands)	2013	2012
Amount of Gain (Loss) Recognized in OCI (net of tax)		
Designated interest rate swaps	$1,399	$(3,660)
Non-designated interest rate swaps (reclassified from accumulated OCI)	—	2,984

The table below presents the amounts of gain (loss) on the interest rate derivative instruments recognized in interest expense and other financing costs:

(dollars in thousands)	2013	2012
Amount of Gain (Loss) Recognized in Interest Expense, Financing Costs and Other		
Non-designated interest rate swaps	$ 7	$ 2,311
Non-designated interest rate swaps (reclassified from accumulated OCI)	—	(4,932)
	$ 7	$(2,621)

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

1. Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of September 30, 2013. Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of September 30, 2013, our disclosure controls and procedures were (1) designed to ensure that material information relating to Beacon Roofing Supply, Inc., including its consolidated subsidiaries, is made known to our chief executive officer and chief financial officer by others within those entities, particularly during the period in which this report was being prepared and (2) designed to be effective, and were effective, in that they provide reasonable assurance of achieving their objectives, including that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is (a) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (b) accumulated and communicated to management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosures.

2. Internal Control over Financial Reporting

(a) Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company's principal executive and principal financial officers, and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Our internal control system was designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations which may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal controls over financial reporting as of September 30, 2013. In making this assessment, we used the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (COSO). Based on our assessment, we believe that, as of September 30, 2013, our internal control over financial reporting is effective at the reasonable assurance level based on those criteria.

Our Independent Registered Public Accounting Firm has issued a report on the Company's internal control over financial reporting. This report appears below.

(b) Attestation Report of the Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Beacon Roofing Supply, Inc.

We have audited Beacon Roofing Supply, Inc.'s internal control over financial reporting as of September 30, 2013, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). Beacon Roofing Supply, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Beacon Roofing Supply, Inc. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Beacon Roofing Supply, Inc. as of September 30, 2013 and 2012 and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2013 and our report dated November 27, 2013 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Boston, Massachusetts
November 27, 2013

(c) Changes in Internal Control Over Financial Reporting

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934) occurred during the fiscal quarter ended September 30, 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

We have no information to report pursuant to Item 9B.

PART III

This part of our Form 10-K, which includes Items 10 through 14, is omitted because we will file definitive proxy material pursuant to Regulation 14A not more than 120 days after the close of our year-end, which proxy material will include the information required by Items 10 through 14 and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) Financial Statements

The following financial statements of our Company and Report of the Independent Registered Public Accounting Firm are included in Part II, Item 8 of this Report:

- Report of Independent Registered Public Accounting Firm
- Consolidated Balance Sheets as of September 30, 2013 and 2012
- Consolidated Statements of Operations for the years ended September 30, 2013, 2012 and 2011
- Consolidated Statements of Stockholders' Equity for the years ended September 30, 2013, 2012 and 2011
- Consolidated Statements of Cash Flows for the years ended September 30, 2013, 2012 and 2011
- Notes to Consolidated Financial Statements

(2) Financial Statement Schedules

Financial statement schedules have been omitted because they are either not applicable or the required information has been disclosed in the financial statements or notes thereto.

(3) Exhibits

Exhibits are set forth on the attached exhibit index.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BEACON ROOFING SUPPLY, INC. (REGISTRANT)

By: /s/ JOSEPH M. NOWICKI

Joseph M. Nowicki

Executive Vice President and Chief Financial Officer

Date: November 27, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ ROBERT R. BUCK Robert R. Buck	Chairman	November 27, 2013
/s/ PAUL M. ISABELLA Paul M. Isabella	President and Chief Executive Officer	November 27, 2013
/s/ JOSEPH M. NOWICKI Joseph M. Nowicki	Executive Vice President and Chief Financial Officer	November 27, 2013
/s/ JEANINE MONTGOMERY Jeanine Montgomery	Chief Accounting Officer	November 27, 2013
/s/ RICHARD W. FROST Richard W. Frost	Director	November 27, 2013
/s/ JAMES J. GAFFNEY James J. Gaffney	Director	November 27, 2013
/s/ PETER M. GOTSCH Peter M. Gotsch	Director	November 27, 2013
/s/ NEIL S. NOVICH Neil S. Novich	Director	November 27, 2013
/s/ STUART A. RANDLE Stuart A. Randle	Director	November 27, 2013
/s/ WILSON B. SEXTON Wilson B. Sexton	Director	November 27, 2013

INDEX TO EXHIBITS

Exhibit Number	Description	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
3.1	Second Amended and Restated Certificate of Incorporation of Beacon Roofing Supply, Inc.	10-K	000-50924	3.1	December 23, 2004
3.2	Amended and Restated By-Laws of Beacon Roofing Supply, Inc.	10-K	000-50924	3.2	November 28, 2007
4.1	Form of Specimen Common Stock Certificate of Beacon Roofing Supply, Inc.	S-1/A	333-116027	4.1	August 19, 2004
10.1	Credit Agreement, dated as of April 5, 2012, among Beacon Sales Acquisition, Inc. and Beacon Roofing Supply Canada Corporation, as borrowers, Beacon Roofing Supply, Inc., as one of the Guarantors, the Lenders party thereto, and Wells Fargo Securities, LLC, as Administrative Agent.	8-K	000-50924	10	April 5, 2012
10.2+	Severance Agreement and General Release dated July 17, 2012 by and between David R. Grace and Beacon Roofing Supply, Inc. and Beacon Sales Acquisition, Inc.	10-K	000-50924	10.2	November 29, 2012
10.3+	Form of Beacon Roofing Supply, Inc. 2004 Stock Plan Stock Option Agreement for all employees, including executive officers who are not directors.	10-K	000-50924	10.3	December 2, 2008
10.4+	Form of Beacon Roofing Supply, Inc. 2004 Stock Plan Stock Option Agreement for non-employee directors.	10-Q	000-50924	10.3	May 10, 2006
10.5	Executive Securities Agreement dated as of October 20, 2003 by and between Beacon Roofing Supply, Inc., Robert Buck and Code, Hennessy & Simmons III, L.P.	S-1	333-116027	10.5	May 28, 2004
10.6+	1998 Stock Plan	S-8	333-119747	4	October 14, 2004
10.7+	Beacon Roofing Supply, Inc. Amended and Restated 2004 Stock Plan	DEF 14A	000-50924	Appendix A	January 7, 2011

10.8+	First Amendment dated as of October 31, 2011 to the Beacon Roofing Supply, Inc. 2004 Stock Plan	10-K	000-50924	10.10	November 29, 2011
10.9+	Description of CEO Relocation Assistance Arrangement	10-Q	000-50924	10.1	February 9, 2012
10.10+	Description of Management Cash Bonus Plan	10-Q	000-50924	10	February 8, 2013
10.11+	Form of Beacon Roofing Supply, Inc. 2004 Stock Plan Restricted Stock Award Agreement	8-K	000-50924	10.2	February 10, 2011
10.12+	Form of Beacon Roofing Supply, Inc. 2004 Stock Plan Restricted Stock Unit Agreement for Non-Employee Directors	8-K	000-50924	10.3	February 10, 2011
10.13+	Form of Beacon Roofing Supply, Inc. 2004 Stock Plan Restricted Stock Unit Award Agreement for Employees	8-K	000-50924	10.1	August 16, 2011
10.14+	Form of Beacon Roofing Supply, Inc. 2004 Stock Plan Time-Based Restricted Stock Unit Award Agreement for Employees	8-K	000-50924	10.2	August 16, 2011
21*	Subsidiaries of Beacon Roofing Supply, Inc.				
23.1*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm				
31.1*	CEO certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				
31.2*	CFO certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				
32.1*	CEO certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				
32.2*	CFO certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				
101*	101.INS XBRL Instance 101.SCH XBRL Taxonomy Extension Schema 101.CAL XBRL Taxonomy Extension Calculation 101.LAB XBRL Taxonomy Extension Labels				

101.PRE XBRL Taxonomy
Extension Presentation
101.DEF XBRL Taxonomy
Extension Definition

+ Management contract or compensatory plan/arrangement

* Filed herewith

We will furnish any of our shareowners a copy of any of the above Exhibits not included herein upon the written request of such shareowner and the payment to Beacon Roofing Supply, Inc. of the reasonable expenses incurred in furnishing such copy or copies.

EXHIBIT 21

REGISTRANT'S SUBSIDIARIES

The following table sets forth, at November 27, 2013, the Registrant's significant operating subsidiaries and other associated companies and their respective incorporation jurisdictions. The Registrant owns 100% of the voting securities of each of the subsidiaries listed below. There are no subsidiaries not listed in the table, which would, in the aggregate, be considered significant.

Active Subsidiaries	State of Incorporation
Beacon Sales Acquisition, Inc.	Delaware
Beacon Canada, Inc.	Delaware
Beacon Roofing Supply Canada Company	Nova Scotia

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-172142, 333-128379, 333-119747 and 333-150773) of Beacon Roofing Supply, Inc. of our reports dated November 27, 2013 with respect to the consolidated financial statements of Beacon Roofing Supply, Inc. and the effectiveness of internal control over financial reporting of Beacon Roofing Supply, Inc., included in the Annual Report (Form 10-K) for the year ended September 30, 2013.

/s/ ERNST & YOUNG LLP

Boston, Massachusetts
November 27, 2013

EXHIBIT 31.1

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Paul M. Isabella, certify that

1. I have reviewed this annual report on Form 10-K of Beacon Roofing Supply, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 27, 2013

/s/ PAUL M. ISABELLA

Paul M. Isabella
President and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Joseph M. Nowicki, certify that:

1. I have reviewed this annual report on Form 10-K of Beacon Roofing Supply, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 27, 2013

/s/ JOSEPH M. NOWICKI

Joseph M. Nowicki
Executive Vice President and Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Beacon Roofing Supply, Inc. (the "Company") on Form 10-K for the year ended September 30, 2013, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Paul M. Isabella, the Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ PAUL M. ISABELLA

Paul M. Isabella
President and Chief Executive Officer

November 27, 2013

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Beacon Roofing Supply, Inc. and will be retained by Beacon Roofing Supply, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

EXHIBIT 32.2

CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Beacon Roofing Supply, Inc. (the "Company") on Form 10-K for the year ended September 30, 2013, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Joseph M. Nowicki, the Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ JOSEPH M. NOWICKI

Joseph M. Nowicki
Executive Vice President and Chief Financial Officer

November 27, 2013

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Beacon Roofing Supply, Inc. and will be retained by Beacon Roofing Supply, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

BEACON ROOFING SUPPLY, INC

EXECUTIVE MANAGEMENT

Robert R. Buck
Chairman

Paul M. Isabella
President and
Chief Executive Officer

Joseph M. Nowicki
Executive Vice President, Chief
Financial Officer & Treasurer

James I. MacKimm
Executive Vice President,
North Division

C. Eric Swank
Executive Vice President,
East Division

Munroe Best
Executive Vice President,
South Division

Kent C. Gardner
Executive Vice President,
West Division

Marc Allaire
Senior Vice President,
Canada Division

Patrick Murphy
Executive Vice President,
Business Improvement

Brendan P. Daly
Executive Vice President &
Chief Supply Chain Officer

Ross D. Cooper
Senior Vice President,
General Counsel & Corporate
Secretary

Jeanine Montgomery
Vice President, Chief
Accounting Officer &
Assistant Secretary

David Wrabel
Vice President, Credit

John P. Massarelli
Vice President,
Sales and Marketing

Christopher Nelson
Vice President,
Chief Information Officer

David M. Pasternak
Vice President, Human
Resources

John C. Smith, Jr.
Vice President, Acquisitions
and Operational Improvement

Gerard Hill
Regional Vice President,
Beacon Sales Company

Jeffrey Metz
Regional Vice President,
Quality Roofing Supply

Brian Gibson
Regional Vice President,
Best Distributing

Dan Worley
Regional Vice President,
The Roof Center

Scott Wade
Regional Vice President,
JGA Beacon

Bill Sarvis
Regional Vice President,
Shelter Midwest

Jake Gosa
Regional Vice President,
West End

Jason Taylor
Regional Vice President,
Beacon Pacific

John Tierney
Regional Vice President,
North Coast

James Carnes
Regional Vice President,
JGA Beacon Florida

David Hall
Regional Vice President,
McClure-Johnston and
Cassady Pierce

Ken Greer
Vice President of Sales,
West Division

BOARD OF DIRECTORS

Robert R. Buck
Chairman

Paul M. Isabella
President and Chief Executive Officer

Richard W. Frost
Former Chief Executive Officer
Louisiana-Pacific Corporation

James J. Gaffney
Former Chairman of the Board of Directors
Imperial Sugar Company

Peter Gotsch
Managing Partner
Svoboda Capital Partners, LLC

Neil S. Novich
Former Chairman, President and Chief Executive Officer
Ryerson, Inc.

Stuart A. Randle
President, Chief Executive Officer and Director
GI Dynamics

Wilson B. Sexton
Chairman of the Board and Former Chief Executive Officer
Pool Corporation



Corporate Executive Council
First Row (Left to Right): Joseph M. Nowicki, John P. Massarelli, Paul M. Isabella, Marc Allaire, David M. Pasternak, Munroe Best
Second Row (Left to Right): C. Eric Swank, Ross D. Cooper, Kent C. Gardner, David Wrabel, Christopher Nelson, John C. Smith, Jr., Patrick Murphy, James I. MacKimm

Transfer Agent and Registrar
Computershare Trust Company, N.A.
350 Indiana Street, Suite 750,
Golden, CO 80401

Annual Meeting
Wednesday, February 12th, 2014 • 8:00 a.m. ET
Washington Duke Inn & Golf Club in the
Sanford Executive Boardroom
3001 Cameron Blvd., Durham, NC 27705

Independent Registered Public
Accounting Firm
Ernst & Young LLP
200 Clarendon Street, Boston,
MA 02116

Corporate Headquarters
Beacon Roofing Supply, Inc.
505 Huntmar Drive, Suite 300, Herndon,
VA 20170, Phone: 571.323.3939

Form 10-K
Additional copies of the company's Annual Report on Form 10-K are available from the company at no charge. Requests should be directed to the company's corporate headquarters at the address or telephone number to the left, attention Chief Accounting Officer. The shares of Beacon Roofing Supply, Inc. are traded on the NASDAQ Global Select Market under the symbol BECN.

On the Internet
Interested investors may visit the company's web site at beaconroofingsupply.com for updated information, including press releases, share trading data and SEC filings.

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Groupe Bédard
Beacon Roofing Supply Canada Company

Posi Slope
Tapered Roof Insulation Systems

Fowler & Peth

BEACON
A Continuous Commitment to Service & Quality

Alabama Roofing Supply

Dealers Choice

Beacon Roofing Supply
Canada Company

JGA Beacon

Mississippi Roofing Supply

Roof Depot .com

Cassady Pierce

Best Distributing
Roofing • Siding • Windows

Quality

Ford Wholesale Co.

Construction Materials Supply

North Coast Roofing Systems

Enercon

McClure Johnston Company
Quality • Service
MJ
Since 1914

West End
Roofing Siding & Windows

Celebrating 85 Years Of Serving our Customers And 10 Years As A Public Company

Beacon Roofing Supply, Inc.

505 Huntmar Drive, Suite 300, Herndon, VA 20170 • Phone: (571) 323-3939
www.beaconroofingsupply.com